Exhibit 1.2

Management’s discussion and analysis
– July 8, 2020

The following management’s discussion and analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the year ended March 31, 2020. This MD&A has been prepared with all information available up to and including July 8, 2020. This MD&A should be read in conjunction with Just Energy’s audited consolidated financial statements for the year ended March 31, 2020.The MD&A and financial statements have been restated for comparative purposes to reflect the differences that were identified between amounts recorded in the general ledger and balances based on external information as further described below and in Note 5 of the consolidated financial statements for the year ended March 31, 2020. In addition, results for the year ended March 31, 2019 have been restated to reflect the effects of the Company’s U.K. discontinued operations and ultimate disposal as further described in Note 24 of the consolidated financial statements for the year ended March 31, 2020. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

COVID-19 CONSIDERATIONS

The rapid outbreak of the novel strain of the coronavirus, specifically identified as the COVID-19 pandemic, has caused governments worldwide to enact emergency measures and restrictions to combat the spread of the virus. These measures and restrictions, which include the implementation of travel bans, mandated and voluntary business closures, self-imposed and mandatory quarantine periods, isolation orders and social distancing, have caused material disruption to the businesses globally resulting in economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The future impact of the COVID-19 pandemic on liquidity, volatility, credit availability and market and financial conditions generally could change at any time. The duration and impact of the COVID-19 outbreak on the economy are unknown at this time, and, as a result, it is difficult to estimate the longer-term impact on our operations and the markets for our products.

RECAPITALIZATION

On July 8, 2020, the Company announced a comprehensive plan to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader (the “Recapitalization”). The Recapitalization will be undertaken through a plan of arrangement under the Canada Business Corporation Act (“CBCA”) and includes:

•	Exchange of $100 million 6.75% subordinated convertible debentures due March 31, 2023 (TSX: JE.DB.D) and $160 million 6.75% subordinated convertible debentures due December 31, 2021 (TSX: JE.DB.C) (the “Subordinated Convertible Debentures”) for new common equity;
•	Extension of $335 million credit facilities by three years to December 2023, with revised covenants and a schedule of commitment reductions throughout the term;
•	Existing senior unsecured term loan due September 12, 2023 (the “Existing Term Loan”) and the remaining convertible bonds due December 31, 2020 (the “Eurobond”) shall be exchanged for a new term loan due March 2024, with interest to be paid-in-kind and new common equity;
•	Exchange of all 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares (JE.PR.U) (the “Preferred Shares”) into new common equity;
•	New cash equity investment commitment of $100 million;
•	Initial reduction of annual cash interest expense by approximately $45 million; and
•	Business as usual for employees, customers and suppliers enhanced by the relationship with a financially stronger Just Energy – they will not be affected by the Recapitalization.

The implementation of the Recapitalization is expected in September 2020, pending court and securityholder approvals required under the CBCA, as well as applicable approvals by the Toronto Stock Exchange. The Recapitalization has been approved by Just Energy’s Board of Directors. Just Energy’s financial advisor, BMO Capital Markets, has provided an opinion to Just Energy’s Board of Directors that the terms of the Recapitalization, if implemented, are fair from a financial point of view to of the holders of the existing Eurobond Subordinated Convertible Debentures, preferred shares and common shares.

The Company has obtained a preliminary interim order from the Ontario Superior Court of Justice which, among other things, grants a limited stay of proceedings and establishes the record date for voting of securityholders with respect to the plan of arrangement as July 8, 2020. The Company will be seeking an interim order in the very near term.

The Company’s ability to continue as a going concern for the next 12 months is dependent on the continued availability of its credit facilities; the Company’s ability to obtain waivers from its lenders for potential instances of non-compliance with covenants, if necessary; the ability to refinance, or secure additional sources of financing, if necessary, or the completion of this Recapitalization transaction; the liquidation of available investments; and the continued support of the Company’s lenders and suppliers. These conditions indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. There can be no assurance that the Company will be successful in these initiatives, that lenders will provide further financing or relief for covenants, or that the Company can refinance or repay credit facilities from new sources of financing.

1.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE CORRECTION OF AN UNDERSTATEMENT OF COMMODITY LIABILITIES AND OTHER RECLASSIFICATIONS

In connection with the preparation of the Company’s consolidated financial statements for the year ended March 31, 2020, differences were identified between amounts recorded in the general ledger and balances based on external information for commodity suppliers’ accruals and payables recorded in trade and other payables. The Company also identified certain reclassifications related to balances due from independent system operators and local distribution companies, and assets and liabilities related to green provisions and certificates. The Company assessed the materiality of the differences and determined the adjustments were material to the consolidated financial statements.

Refer to Note 5 of the consolidated financial statements at March 31, 2020 for the effects of the reclassifications and restatement. The discussion and analysis included herein is based on the restated financial results for the year ended March 31, 2019 and other comparative periods as indicated.

Consequently, the Company concluded that material weaknesses in its internal controls over financial reporting exist for the year ended March 31, 2020 as disclosed within the Disclosure Controls and Procedures section within this MD&A.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Forward-looking information

This MD&A may contain forward-looking statements and information, including statements and information regarding, guidance for Base EBITDA for the fiscal year ended March 31, 2021; the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year; the Company’s ability to identify further opportunities to improve its cost structure; discussions with lenders, the impact of COVID-19; the Company’s transition from an RCE (defined in the Key Terms below) growth focus; improvement in the Company’s expected credit loss experience; the Company’s ability to attract and retain strong-fit customers and the impact thereof on the achievement by the Company of greater profitability; and the impact of the actions and remediation efforts taken or implemented by the Company in remediating the material weaknesses in the Company’s internal controls over financial reporting. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales, including risks associated with reliance on suppliers, uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates, the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic, the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements, general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer credit risk, rates of customer attrition, fluctuations in natural gas and electricity prices, interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

Company overview

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and TerraPass.

2.

Continuing operations overview

CONSUMER SEGMENT

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs or less is undertaken by the Consumer segment. Marketing of the energy products of this segment is primarily done through retail, online, tele-sales and door-to-door marketing. Consumer customers make up 35% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer segment’s sales channels also offer these products.

In fiscal 2019, Just Energy added home water filtration systems to its line of consumer product and service offerings through the acquisition of Filter Group. The Company is currently re-evaluating the overall strategy and considering appropriate refinements to its value-added product offerings.

COMMERCIAL SEGMENT

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial segment. These sales are made through three main channels: brokers, door-to-door commercial independent contractors and inside commercial sales representatives. Commercial customers make up 65% of Just Energy’s RCE base. Products offered to Commercial customers range from standard fixed-price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Consumer segment, but customer acquisition costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Consumer customers.

ABOUT THE ENERGY MARKETS

Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities, health and well-being products such as water quality and filtration devices, and utility conservation products which bring energy efficient solutions and renewable energy options to customers.

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may increase or decrease depending upon market conditions at the time of balancing.

3.

Territory	Gas delivery method
Manitoba, Ontario, Quebec and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered.
Alberta, British Columbia, Saskatchewan, California, Illinois, Indiana, Maryland, New Jersey, New York, Ohio and Pennsylvania	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

Just Energy services various territories in Canada and the U.S. with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Similar to gas, Just Energy mitigates exposure to weather variations through active management of the power portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

JustGreen

Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. JustGreen’s electricity product offers customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the past year, 58% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 88% of their consumption as green supply. For comparison, as reported for the year ended March 31, 2019, 44% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 79% of their consumption. As at March 31, 2020, JustGreen makes up 15% of the Consumer gas portfolio, compared to 7% a year ago. JustGreen makes up 20% of the Consumer electricity portfolio, compared to 14% in the prior comparable period.

4.

TerraPass

Through TerraPass, customers can offset their environmental impact by purchasing high quality environmental products. TerrraPass supports projects throughout North America that destroy greenhouse gases, produce renewable energy and restore freshwater ecosystems. Each project is made possible through the purchase of renewable energy credits and carbon offsets. TerraPass offers various purchase options for residential or commercial customers, depending on the impact the customer wishes to make.

Key terms

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on December 31, 2020. In fiscal 2020, US$127.6 million was repurchased by the Company. A further US$13.2 million was repurchased in July 2019, resulting in a balance of US$9.2 million outstanding as at March 31, 2020.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which have a maturity date of March 31, 2023.

“8.75% loan” refers to the US$250 million non-revolving multi-draw senior unsecured term loan facility entered into on September 12, 2018, which has a maturity date of September 12, 2023. US$14.0 million was drawn in fiscal 2020, resulting in an outstanding balance at March 31, 2020 of US$207.0 million.

“Base gross margin per RCE” refers to the energy Base gross margin realized on Just Energy’s RCE customer base, including gains (losses) from the sale of excess commodity supply.

“Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” refers to the number of customers with a distinct address rather than RCEs (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Filter Group financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group, which was acquired by the Company on October 1, 2018. The loan bears an annual interest rate of 8.99%.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Maintenance capital expenditures” means the necessary property and equipment and intangible asset capital expenditures required to maintain existing operations at functional levels.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price, as and if declared by the Board of Directors.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis or 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

“Selling commission expenses” means customer acquisition costs amortized under IFRS 15 or directly expensed within the current period and consist of commissions paid to independent sales contractors, brokers and sales agents. “Selling non-commission and marketing expenses” means the cost of selling overhead, including marketing costs not directly associated with the costs of direct customer acquisition costs within the current period. The total of these selling commission expenses and selling non-commission and marketing expenses is reflected on the statement of loss as selling and marketing expenses.

5.

“Strategic Review” means the Company’s formal review announced on June 6, 2019 to evaluate strategic alternatives available to the Company. The Company is no longer in active discussions regarding a specific transaction at this time but is continuing to explore and evaluate alternatives under the Strategic Review process, including additional cost reduction and optimization strategies, improving efficiencies and eliminating redundancies, sales of certain assets, improvements to liquidity and leverage, refinancings and the sale of the entire business.

Non-IFRS financial measures

Just Energy’s audited consolidated financial statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

BASE GROSS MARGIN

Base gross margin represents gross margin adjusted to include the effect of the adoption of IFRIC 11 for realized gains (losses) on derivative instruments and other. Base gross margin is a key measure of earnings used by management to assess performance and allocate resources. Management believes that these realized gains (losses) on derivative instruments do not impact the long-term financial performance of Just Energy and thus have included them in the Base gross margin calculation.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization with an adjustment for discontinued operations. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of unrealized and realized mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, Texas residential enrolment and collections impairment, Strategic Review costs, impairment of goodwill and intangible assets, discontinued operations and restructuring as well as adjustments reflecting share-based compensation, non-controlling interest and amortization of sales commissions with respect to Filter Group Inc. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purposes of this calculation, since it will be settled in common shares; the mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and the mark to market gains (losses) of weather derivatives are not yet realized. The Texas residential enrolment and collections impairment, Strategic Review costs, restructuring and discontinued operations are one-time, non-recurring events. Management has isolated the impact of the incremental Texas residential enrolment and collections recorded as at June 30, 2019, as presented in Base EBITDA. All other bad debt charges, including any residual bad debt from the Texas enrolment and collection issues, are included in Base EBITDA from July 1, 2019 onward.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized and realized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market gains (losses) do not impact the long-term financial performance of Just Energy and has excluded them from the Base EBITDA calculation.

6.

Included in Base EBITDA are gains (losses) from the Company’s portfolio of equity investments and acquisitions which are presented in the Company’s audited consolidated financial statements. The impact from fair value adjustments of contingent consideration liabilities that are related solely to performance is included in Base EBITDA, while any impact from fair value adjustments of contingent consideration liabilities relating to changes in Just Energy’s share price is excluded from Base EBITDA. Management believes that volatility in share price does not impact the financial performance of Just Energy as the contingent consideration is settled in shares.

Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value-added products contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to commodity contracts is included in the calculation of Base EBITDA (as selling and marketing expenses). Amortization of incremental acquisition costs on value-added product contracts is excluded from the Base EBITDA calculation as value-added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from Base EBITDA.

fREE CASH FLOW (“FCF”)

Free cash flow represents cash flow from operations less maintenance capital expenditures.

Embedded gross margin (“EGM”)

EGM is a rolling five-year measure of management’s estimate of future contracted energy and product gross margin. The commodity embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value-added product customer contract prices and the cost of goods sold on a five-year or ten-year undiscounted basis for such customer contracts, with appropriate assumptions for value-added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

EGM indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin.

EGM indicates the gross margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin. As the mix of customers continues to reflect a higher proportion of Commercial volume, the EGM may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

7.

Financial and operating highlights
For the years ended March 31
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2020	% increase	Fiscal 2019
		(decrease)	(Restated)
Sales	$2,772,809	(9)%	$3,038,438
Cost of goods sold	2,136,456	(9)%	2,359,867
Gross margin	636,353	(6)%	678,571
Realized loss of derivative instruments and other	(25,773)	(69)%	(83,776)
Base gross margin[2]	610,580	3%	594,795
Administrative expenses[4]	167,936	2%	165,328
Selling commission expenses	142,682	18%	120,960
Selling non-commission and marketing expenses	78,138	(14)%	90,778
Restructuring costs	-	-	14,844
Finance costs	106,945	22%	87,779
Impairment of goodwill, intangible assets and other	92,401	NMF [3]	-
Loss from continuing operations	(298,233)	116%	(138,272)
Loss from discontinued operations	(11,426)	(91)%	(128,259)
Loss for the year[1]	(309,659)	16%	(266,531)
Loss per share from continuing operations available to shareholders – basic	(2.05)		(1.00)
Loss per share from continuing operations available to shareholders – diluted	(2.05)		(1.00)
Dividends and distributions	26,195	(70)%	88,030
Base EBITDA from continuing operations[2]	185,836	16%	160,758
Free cash flow[2]	24,596	128%	(88,037)
Embedded gross margin[2]	1,807,832	(14)%	2,097,800
Total customers (RCEs)	3,396,000	(7)%	3,638,000
Total gross customer (RCE) additions	716,000	(29)%	1,011,000
Total net customer (RCE) additions	(242,000)	NMF [3]	(28,000)

1 Loss includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 6.

3 Not a meaningful figure.

4 Includes $13.9 million of Strategic Review costs for fiscal 2020.

For the year ended March 31, 2020, sales decreased 9% from $3.0 billion to $2.8 billion. The decline in the sales is primarily due to the 7% decline in the overall RCE customer base resulting from the shift in focus to the Company’s strategy to increase the credit quality of customers and to onboard higher quality customers through alternative channels, management’s decision to exit the Georgia gas market, a reduction in the Company’s Canadian customer base due to regulatory restrictions in Alberta and Ontario, as well as competitive pressures on pricing in the U.S. market. The Company’s gross margin decreased by 6% driven by changes in the market pricing of natural gas and electricity.

The improvement in Base EBITDA of 16% is primarily driven by the higher Base gross margin, derived from margin improvement initiatives, supply management activities driving lower costs, administrative expenses and selling non-commission and marketing expenses cost reductions, and an increase in other income during the fiscal year from the $22.0 million reduction in the Filter Group contingent consideration, partially offset by the decline in the RCE customer base.

8.

Discontinued operations

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, as part of the Company’s Strategic Review, the United Kingdom (“U.K.”) was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America.

On November 29, 2019, the Company closed its sale of the U.K. operations to Shell Energy Retail Limited for proceeds of £1.5 million ($2.5 million) of cash received on closing. The Company may also receive consideration of an amount up to £8.5 million ($14.2 million) related to the reinstatement of the U.K. capacity market payments, which is expected to be determined within 12 months of the closing date. The Company recorded a gain on the sale of the U.K. operations of $43.6 million.

On November 6, 2019, the Company entered into an agreement to sell substantially all the assets of its wholly owned subsidiary Just Energy Ireland Limited to Flogas Natural Gas Limited (“Flogas”) for up to €0.6 million ($1.0 million). The transaction closed in December 2019. The Company received €0.4 million ($0.7 million) representing 75% of the purchase price in cash at closing and received an additional €0.2 million ($0.3 million) representing 25% of the purchase price five months after closing. The Company recorded a gain on the sale of the assets of the Irish subsidiary of $1.6 million in its results from discontinued operations.

On April 10, 2020, the Company announced that it has sold all the shares of Just Energy Japan KK (“Just Energy Japan”) to Astmax Trading, Inc. The purchase price was nominal and resulted in a nominal gain on the sale, which will be reported in the profit (loss) from discontinued operations.

For a detailed breakdown of the discontinued operations, refer to Note 24 of the Company’s consolidated financial statements for the year ended March 31, 2020.

Base gross margin
For the year ended March 31
(thousands of dollars)
	Fiscal 2020						Fiscal 2019
							(Restated)
	Consumer	Commercial	Total		Consumer	Commercial	Total
Gas	$120,627	$22,213	$142,840		$134,254	$25,446	$159,700
Electricity	346,486	121,254	467,740		313,811	121,284	435,095
	$467,113	$143,467	$610,580	[1]	$448,065	$146,730	$594,795	[1]
Increase (decrease)	4%	(2)%	3%

1 Total fiscal 2020 gross margin per consolidated financial statements of $636,353 is comprised of Base gross margin of $610,580 plus realized loss from derivative instruments and other of $25,773; comparable fiscal 2019 figures are gross margin of $678,571, Base gross margin of $594,795, and realized loss from derivative instruments and other of $83,776.

CONSUMER

Base gross margin for the year ended March 31, 2020 for the Consumer segment was $467.1 million, an increase of 4% from $448.1 million recorded in fiscal 2019. Gas Base gross margin decreased by 10% while the electricity Base gross margin increased 10%.

Average realized Base gross margin for the Consumer segment for the year ended March 31, 2020 was $348/RCE, representing a 24% increase from $280/RCE reported in the prior year. This increase is primarily attributable to the margin improvement initiatives, and favourable foreign exchange fluctuations from the U.S. operations. The prior year’s Base gross margin per RCE has been adjusted to reflect the differences that were identified as described in Note 5 of the Company’s March 31, 2020 consolidated financial statements.

9.

Gas

Base gross margin from gas customers in the Consumer segment was $120.6 million for the year ended March 31, 2020, a decrease of 10% from $134.3 million recorded in the prior year. The decrease is primarily a result of the 20% decline in the residential gas customer base, primarily in Canada and California.

Electricity

Base gross margin from electricity customers in the Consumer segment was $346.5 million for the year ended March 31, 2020, an increase of 10% from $313.8 million recorded in fiscal 2019. The increase in Base gross margin was primarily due to margin improvement initiatives and supply management activities driving lower costs, partially offset by the decline in the customer base.

COMMERCIAL

Base gross margin for the Commercial segment was $143.5 million for the year ended March 31, 2020, a decrease of 2% from $146.7 million recorded in the prior year.

Average realized Base gross margin for the year ended March 31, 2020 was $92/RCE, an increase of 10% from $84/RCE a year ago as a result of the margin improvement initiatives. The prior year’s Base gross margin/RCE has been adjusted to reflect the differences that were identified as described in Note 5 of the Company’s March 31, 2020 consolidated financial statements.

Gas

Base gas gross margin for the Commercial segment was $22.2 million, a decrease of 13% from $25.4 million recorded in fiscal 2019, driven by higher costs in certain U.S. gas markets.

Electricity

Electricity Base gross margin for the Commercial segment was $121.3 million, consistent with the prior year.

10.

Base EBITDA from continuing operations
For the years ended March 31
(thousands of dollars)
	Fiscal 2020	Fiscal 2019
		(Restated)
Reconciliation to consolidated financial statements
Loss for the year	$(309,659)	$(266,531)
Add:
Finance costs	106,945	87,779
Provision for income taxes	7,393	11,832
Loss from discontinued operations	11,426	128,259
Amortization and depreciation	41,242	29,861
EBITDA	$(142,653)	$(8,800)
Add (subtract):
Unrealized loss of derivative instruments and other	213,417	87,459
Realized loss included in cost of goods sold	(1,387)	–
Impairment of goodwill, intangible assets and other	92,401	–
Texas residential enrollment and collections impairment	4,900	53,700
Contingent consideration revaluation	(7,091)	7,447
Strategic Review costs	13,926	–
Restructuring costs	–	14,844
Share-based compensation	12,250	5,916
Loss attributable to non-controlling interest	73	192
Base EBITDA from continuing operations	$185,836	$160,758

Gross margin	$636,353	$678,571
Realized loss of derivative instruments and other	(25,773)	(83,776)
Base gross margin	610,580	594,795
Add (subtract):
Administrative expenses	(167,936)	(165,328)
Selling commission expenses	(142,682)	(120,960)
Selling non-commission and marketing expenses	(78,138)	(90,778)
Bad debt expense	(80,050)	(123,288)
Texas residential enrollment and collections impairment	4,900	53,700
Amortization included in cost of goods sold	(406)	2,666
Other income	25,569	9,759
Strategic Review costs	13,926	–
Loss attributable to non-controlling interest	73	192
Base EBITDA from continuing operations	$185,836	$160,758

Base EBITDA amounted to $185.8 million for the year ended March 31, 2020, an increase of 16% from $160.8 million in the prior year. The higher Base EBITDA is attributable to higher Base gross margin derived from margin improvement initiatives, supply management activities driving lower costs, administrative and selling non-commission cost reductions driven by operational efficiencies, prior year restructuring actions and an increase in other income from the $22.0 million reduction in the Filter Group contingent consideration, partially offset by the decline in the customer base.

The decline in the Company’s customer base is primarily a result of a shift in focus to the Company’s strategy to increase the credit quality of customers and to onboard higher quality customers through alternative channels, management’s decision to exit the Georgia gas market, a reduction in the Company’s Canadian customer base due to regulatory restrictions in Alberta and Ontario, as well as competitive pressures on pricing in the U.S. market.

11.

Base gross margin increased 3% for the year ended March 31, 2020 due to margin improvement initiatives, supply management activities driving lower costs and the stronger U.S. dollar, partially offset by the decline in the customer base.

Administrative expenses increased by 2% from $165.3 million to $167.9 million. The increase over the prior year was primarily attributable to the additional expenses relating to the Strategic Review. Excluding the impact of the Strategic Review costs of $13.9 million in the fiscal year, administrative expenses decreased 7% due to savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives that took effect during the 2020 fiscal year, partially offset by unfavourable foreign exchange fluctuations from the U.S. business.

Selling commission expenses were $142.7 million in fiscal 2020, an increase of 18% from the $121.0 million recorded in fiscal 2019 as a result of increased residential commissions costs to acquire new customers in certain channels as well as the ramp-up on amortization of previously capitalized customer acquisition costs. Selling non-commission and marketing expenses declined 14% from $90.8 million in fiscal 2019 to $78.1 million in fiscal 2020 as a result of reduced sales related corporate and marketing costs.

Bad debt expense was $80.1 million for the year ended March 31, 2020, a decrease of 35% from $123.3 million recorded for the prior year. The significant decrease in bad debt during fiscal 2020 was a result of improving controls and operational processes, including the Company’s criteria for assessing customer creditworthiness, associated with the Texas residential enrolment and collections. The Company continues to see improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company. In Alberta, Texas, Illinois, California, Delaware and Ohio, Just Energy assumes the credit risk associated with the collection of customer accounts. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets.

Finance costs for the year ended March 31, 2020 amounted to $106.9 million, an increase of 22% from $87.8 million recorded during fiscal 2019. The increase in finance costs was primarily driven by the premium and fees associated with the 8.75% loan, commodity supplier extended payment terms and interest expense from the increased utilization of the credit facility at higher interest rates.

The Company’s continuing operating results have been adjusted to exclude the loss from the discontinued operations totalling $11.4 million in fiscal 2020. Base EBITDA also excludes non-recurring charges for Strategic Review costs amounting to $13.9 million, impairment of goodwill, intangible assets and other of $92.4 million, revaluation gain of the Filter Group contingent consideration of $7.1 million and Texas residential enrolment and collections impairment totalling $4.9 million in the first quarter of fiscal 2020. Similarly, fiscal 2019 Base EBITDA excludes $14.8 million for restructuring, $7.4 million as the revaluation loss of the Filter Group contingent consideration and $53.7 million relating to the Texas residential enrollment and collections impairment as non-recurring charges.

Impairment of goodwill, intangible assets and other during the fiscal year ended March 31, 2020 amounted to $92.4 million. The impairment of intangible assets and goodwill was driven by a reduction in customers in the Company’s Commercial segment and lower unit margins driven by competitive market pressure. Impairment was also taken on the Filter Group, EdgePower and specific IT projects, driven by lower sales and customer additions as well as the shift in focus of the Company’s strategy.

As at March 31, 2020, the Company has recognized no amount related to the potential earn-out payments over the next three years relating to the Filter Group acquisition. The change in fair value of the contingent consideration from $29.1 million at March 31, 2019 to $nil at March 31, 2020 results in a gain of $29.1 million for the year ended March 31, 2020, reported in other income (expenses) in the consolidated statement of loss. The impact from fair value adjustments of contingent consideration liabilities that are related solely to performance is included in Base EBITDA, while any impact from fair value adjustments of contingent consideration liabilities relating to changes in Just Energy’s share price is excluded from Base EBITDA. The reduction in the Filter Group contingent consideration at March 31, 2020 was a result of the business not achieving its EBITDA earn-out target for the fiscal period ended September 30, 2019, coupled with a reduced forecasted EBITDA, a reduction in the trading price of the shares of Just Energy.

12.

For more information on the changes in the results from operations by segment, refer to pages 21 through 22 below.

Selected consolidated financial data from continuing operations
For the years ended March 31
(thousands of dollars, except per share amounts)

Statement of operations
	Fiscal 2020	Fiscal 2019
		(Restated)
Sales	$2,772,809	$3,038,438
Cost of goods sold	2,136,456	2,359,867
Gross margin	636,353	678,571
Realized loss of derivative instruments and other	(25,773)	(83,776)
Base gross margin	610,580	594,795
Loss from continuing operations	(298,233)	(138,272)
Loss from continuing operations per share – basic	(2.05)	(1.00)
Loss from continuing operations per share – diluted	(2.05)	(1.00)
Dividends/distributions paid	26,195	88,030

Balance sheet data
As at March 31
	Fiscal 2020	Fiscal 2019
		(Restated)
Assets:
Cash	$26,093	$9,888
Trade and other receivables	403,907	705,221
Total fair value of derivative financial assets	65,145	153,767
Other current assets	203,270	206,425
Total assets	1,215,833	1,699,401

Liabilities:
Trade and other payables	685,665	870,083
Total fair value of derivative financial liabilities	189,706	143,045
Total debt	782,003	725,372
Total liabilities	1,711,121	1,871,491

2020 COMPARED WITH 2019

For the year ended March 31, 2020, sales decreased by 9% to $2.8 billion in fiscal 2020, compared with $3.0 billion in the prior fiscal year, resulting from the 7% decline in the RCE customer base driven by a shift in focus to the Company’s strategy to increase the credit quality of customers and to onboard higher quality customers through alternative channels, management’s decision to exit the Georgia gas market, a reduction in the Company’s Canadian customer base due to regulatory restrictions in Alberta and Ontario as well as competitive pressures on pricing in the U.S. market.

13.

Base gross margin increased by 3% to $610.6 million from $594.8 million reported in fiscal 2019 due to margin improvement initiatives, supply management activities driving lower costs and the stronger U.S. dollar, partially offset by the decline in the customer base.

The loss from continuing operations for fiscal 2020 amounted to $298.2 million, compared to a loss of $138.3 million in fiscal 2019, primarily due to the unrealized change in fair value of the derivative instruments which resulted in a loss of $237.8 million, up $66.6 million compared to a loss of $171.2 million in fiscal 2019, as well as the effects from the adoption of IFRIC 11. Refer to Note 7 of the consolidated financial statements for the year ended March 31, 2020 for further details on the adoption of IFRIC 11. Under IFRS, there is a requirement to mark to market the future supply contracts, creating unrealized non-cash gains or losses depending on the supply pricing, but the related future customer revenues are not marked to market (which would create an offsetting gain or loss to the supply gain or loss). Additionally, the loss from continuing operations is a result of the $92.4 million impairment charge from goodwill and intangible assets, offset by a $29.1 million gain relating to the change in fair value of the Filter Group contingent consideration.

Total assets decreased by 28% to $1,215.8 million in fiscal 2020 due to the disposition of the Company’s U.K. operations. Excluding the impact of the U.K. operations, total assets were down 7% because of the decrease in the asset position of the Company’s derivative financial instruments. Total liabilities as at March 31, 2020 were $1,711.1 million, lower than the $1,871.5 as at March 31, 2019. The decrease in total liabilities is primarily due to the inclusion of liabilities relating to the U.K. operations in fiscal 2019 which amounted to $272.8 million. Excluding the U.K. impact, total liabilities increased 7% in fiscal 2020 due to additional draws on the credit facility and the 8.75% loan, as well as strategic utilization of supplier credit term extensions on commodity accounts payable, partially offset by the partial redemption of the 6.5% convertible debentures as well as strategic utilization of supplier credit term extensions on accounts payable.

Total cash increased from $9.9 million as at March 31, 2019 to $26.1 million as at March 31, 2020. The increase in cash is primarily attributable to the cash savings from the restructuring actions that occurred in fiscal 2019 and improved cash management initiatives.

As at March 31, 2020, trade receivables and other and unbilled revenue amounted to $281.9 million and $122.0 million, respectively, compared to March 31, 2019, when the trade receivables and other and unbilled revenue amounted to $435.1 million and $270.1 million, respectively.

Trade payables and other decreased from $870.1 million to $685.7 million during the year ended March 31, 2020, as a result of the sale of the U.K. operations.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in the current year’s reported profit and, accordingly, shareholders’ equity from year-to-year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these changes do not impact the long-term financial performance of Just Energy.

Total debt increased 8% from $725.4 million as at March 31, 2019 to $782.0 million as at March 31, 2020, driven by additional draws on the credit facility and the 8.75% loan, partially offset by the partial redemption of the 6.5% convertible debentures and monthly payments on the Filter Group financing.

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 78% and 22%, of the commodity customer base, respectively. Since consumption for each commodity is influenced by weather, Just Energy believes the annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

14.

Fourth quarter financial and operating highlights
For the three months ended March 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2020	(decrease)	Fiscal 2019
Sales	$675,683	(15)%	$797,409
Cost of goods sold	388,174	(32)%	574,543
Gross margin	287,509	29%	222,866
Realized loss of derivative instruments and other	(107,089)	112%	(50,435)
Base gross margin[2]	180,420	5%	172,431
Administrative expenses[4]	46,051	18%	38,998
Selling commission expenses	36,983	(6)%	39,480
Selling non-commission and marketing expenses	16,584	(30)%	23,861
Restructuring costs	–	NMF [3]	8,862
Finance costs	26,770	(6)%	28,581
Impairment of goodwill, intangible assets and other	92,401	NMF [3]	–
Loss from continuing operations	(138,210)	NMF [3]	(25,817)
Loss from discontinued operations	(2,721)	(97)%	(93,593)
Loss[1]	(140,931)	18%	(119,410)
Loss per share from continuing operations available to shareholders – basic	(0.93)		(0.23)
Loss per share from continuing operations available to shareholders – diluted	(0.93)		(0.23)
Dividends/distributions	–	NMF [3]	22,004
Base EBITDA from continuing operations[2]	74,632	25%	59,479
Total gross customer (RCE) additions	245,000	12%	219,000
Total net customer (RCE) additions[2]	(44,000)	(13)%	(39,000)

1 Loss includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 6.

3 Not a meaningful figure.

4 Includes $6.1 million of Strategic Review costs for the fourth quarter of fiscal 2020.

15.

Base EBITDA from Continuing Operations
For the three months ended March 31
(thousands of dollars)
	Fiscal 2020	Fiscal 2019
Reconciliation to consolidated statements of income
Loss for the period from continuing operations	$(140,931)	$(119,409)
Add (subtract):
Finance costs	26,770	28,581
Provision for income taxes	3,789	5,552
Loss from discontinued operations	2,721	93,593
Amortization and depreciation	12,422	8,817
EBITDA	$(95,229)	$17,134
Add (subtract):
Unrealized loss of derivative instruments and other	73,870	19,480
Realized loss included in cost of good sold	(4,354)	(8,651)
Impairment of goodwill, intangible assets and other	92,401	–
Texas residential enrolment and collections impairment	–	19,200
Contingent consideration revaluation	–	1,985
Strategic Review costs	6,135	–
Restructuring costs	–	8,862
Share-based compensation	1,783	1,422
Loss attributable to non-controlling interest	26	47
Base EBITDA	$74,632	$59,479

Gross margin	$287,509	$222,866
Realized loss of derivative instruments and other	(107,089)	(50,435)
Base gross margin	180,420	172,431
Add (subtract):
Administrative expenses	(46,051)	(38,998)
Selling commission expenses	(36,983)	(39,480)
Selling non-commission and marketing expenses	(16,584)	(23,861)
Bad debt expense	(13,197)	(35,012)
Texas residential enrolment and collections impairment	–	19,200
Amortization included in cost of goods sold	(2,060)	563
Strategic Review costs	6,135	–
Other income	2,926	4,589
Loss attributable to non-controlling interest	26	47
Base EBITDA	$74,632	$59,479

Analysis of the fourth quarter

Sales decreased 15% to $675.7 million for the three months ended March 31, 2020 from $797.4 million recorded in the fourth quarter of fiscal 2019. The Base gross margin increased 5% from $172.4 million to $180.4 million for the three months ended March 31, 2020, primarily due to margin improvements initiatives, supply cost management driving lower costs, partially offset by the decline in the customer base.

Administrative expenses increased 18% from the prior comparable quarter. Excluding the impact of the Strategic Review costs of $6.1 million in the quarter, administrative expenses increased 2% due to higher professional fees and performance-based expenses and the stronger U.S. dollar almost completely offset by savings from operational efficiencies and prior year restructuring actions.

Selling commission expenses decreased 6% from the prior comparable quarter as a result of the lower customer additions in the fourth quarter of fiscal 2020. Selling non-cash commission and marketing expenses decreased 30% for the three months ended March 31, 2020 to $16.6 million as the result of cost reductions in the door-to-door channel and prior year restructuring actions.

16.

Bad debt expense for the quarter ended March 31, 2020 was $13.2 million, a decrease of 62% from $35.0 million recorded for the prior comparable quarter. The decrease in bad debt during fiscal 2020 was a result of improving controls and operational processes, including the Company’s criteria for assessing customer creditworthiness, associated with the Texas residential enrolment and collections. The Company continues to see significant improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company.

Finance costs for the three months ended March 31, 2020 amounted to $26.8 million, a decrease of 6% from $28.6 million reported for the three months ended March 31, 2019, primarily driven by interest saved on the partial redemption of the 6.5% convertible bonds, and less interest on collateral management costs as interest rates were lowered in March 2020 due to economic constraints from COVID-19.

The change in fair value of derivative instruments and other resulted in a loss of $73.9 million for the three months ended March 31, 2020, compared to a loss of $19.5 million in the prior comparable quarter, as market prices relative to Just Energy’s future electricity supply contracts decreased by an average of $1.54/MWh while the future gas contracts decreased by an average of $0.01/GJ. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts.

Loss from continuing operations for the three months ended March 31, 2020 was $138.2 million, representing a loss per share of $0.93 on a basic and diluted basis. For the prior comparable quarter, the loss was $25.8 million, representing a loss per share of $0.23 on a basic and diluted basis.

Base EBITDA from continuing operations was $74.6 million, an increase of 25% compared to the $59.5 million in the prior comparable quarter, primarily due to the increase in Base gross margin and the decrease in selling non-commission and marketing expenses and bad debt expense. The current quarter’s Base EBITDA excludes non-recurring charges for Strategic Review costs of $6.1 million. Base EBITDA for the three months ended March 31, 2019 excludes restructuring costs recorded in the quarter and the impact from the Texas residential enrolment and collections impairment.

Just Energy’s results for the comparative fiscal period have been adjusted to reflect the sale of the U.K. operations and other disposals as described in Note 24 of the consolidated financial statements for the year ended March 31, 2020.

17.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q4	Q3	Q2	Q1
	Fiscal 2020	Fiscal 2020	Fiscal 2020	Fiscal 2020
Sales	$675,683	$658,521	$768,440	$670,165
Cost of goods sold	388,174	446,552	843,788	457,941
Gross margin	287,509	211,969	(75,348)	212,224
Realized gain (loss) of derivative instruments and other	(107,089)	(69,485)	230,732	(79,932)
Base gross margin	180,420	142,484	155,384	132,292
Administrative expenses	46,051	39,616	41,466	40,803
Selling commission expenses	36,983	36,698	33,499	35,502
Selling non-commission and marketing expenses	16,584	14,572	20,780	26,202
Finance costs	26,770	28,178	28,451	23,546
Profit (loss) for the period from continuing operations	(138,210)	20,600	89,349	(269,971)
Profit (loss) for the period from discontinued operations, net	(2,721)	6,293	(9,809)	(5,189)
Profit (loss) for the period	(140,931)	26,893	79,540	(275,160)
Earnings (loss) for the period from continuing operations per share – basic	(0.93)	0.18	0.55	(1.82)
Earnings (loss) for the period from continuing operations per share – diluted	(0.93)	0.16	0.45	(1.82)
Base EBITDA from continuing operations	74,632	37,949	49,069	24,185

	Q4	Q3	Q2	Q1
	Fiscal 2019	Fiscal 2019	Fiscal 2019	Fiscal 2019
				(Restated)
Sales	$797,409	$734,205	$804,309	$702,515
Cost of goods sold	574,543	584,136	648,311	552,877
Gross margin	222,866	150,069	155,998	149,638
Realized gain (loss) of derivative instruments and other	(50,435)	14,392	(6,976)	(40,757)
Base gross margin	172,431	164,461	149,022	108,881
Administrative expenses	38,998	41,921	44,478	39,931
Selling commission expenses	39,480	28,973	26,326	26,181
Selling non-commission and marketing expenses	23,861	22,733	24,101	20,084
Restructuring costs	8,862	2,746	1,319	1,917
Finance costs	28,581	22,762	20,123	16,313
Profit (loss) for the period from continuing operations	(25,817)	35,890	(56,305)	(92,041)
Profit (loss) for the period from discontinued operations, net	(93,593)	(90,156)	32,885	22,605
Loss for the period	(119,410)	(54,266)	(23,420)	(69,436)
Earnings (loss) for the period from continuing operations per share – basic	(0.23)	0.27	(0.38)	(0.45)
Earnings (loss) for the period from continuing operations per share – diluted	(0.23)	0.25	(0.38)	(0.45)
Dividends/distributions paid	22,004	21,434	22,330	22,261
Base EBITDA from continuing operations	59,479	57,105	37,380	6,795

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 78% and 22%, of the commodity customer base, respectively. Since consumption for each commodity is influenced by weather, Just Energy believes the annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

18.

Segmented reporting[1]
For the year ended March 31
(thousands of dollars)
		Fiscal 2020
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$1,670,775	$1,102,034	$–	$2,772,809
Cost of goods sold	(1,198,653)	(937,803)	–	(2,136,456)
Gross margin	472,122	164,231	–	636,353
Realized loss of derivative instruments and other	(5,009)	(20,764)	–	(25,773)
Base gross margin	467,113	143,467	–	610,580
Add (subtract):
Administrative expenses	(36,423)	(24,391)	(107,122)	(167,936)
Selling commission expenses	(74,167)	(68,515)	–	(142,682)
Selling non-commission and marketing expenses	(69,020)	(9,118)	–	(78,138)
Texas residential enrollment and collections impairment	4,900	–	–	4,900
Bad debt expense	(72,365)	(7,685)	–	(80,050)
Amortization included in cost of goods sold	(406)	–	–	(406)
Strategic Review costs	–	–	13,926	13,926
Other income, net	25,569	–	–	25,569
Loss attributable to non-controlling interest	73	–	–	73
Base EBITDA from continuing operations	$245,274	$33,758	$(93,196)	$185,836

19.

		Fiscal 2019
		(Restated)
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$1,906,473	$1,131,965	$–	$3,038,438
Cost of goods sold	(1,419,509)	(940,358)	–	(2,359,867)
Gross margin	486,964	191,607	–	678,571
Realized loss of derivative instruments and other	(38,899)	(44,877)	–	(83,776)
Base gross margin	448,065	146,730	–	594,795
Add (subtract):
Administrative expenses	(42,573)	(32,377)	(90,378)	(165,328)
Selling commission expenses	(62,072)	(58,888)	–	(120,960)
Selling non-commission and marketing expenses	(80,488)	(10,290)	–	(90,778)
Bad debt expense	(117,672)	(5,616)	–	(123,288)
Texas residential enrolment and collections impairment	53,700	–	–	53,700
Amortization included in cost of goods sold	2,666	–	–	2,666
Other income, net	9,759	–	–	9,759
Loss attributable to non-controlling interest	192	–	–	192
Base EBITDA from continuing operations	$211,577	$39,559	$(90,378)	$160,758

1 The segment definitions are provided on page 3.

Consumer contributed $245.3 million to Base EBITDA for the year ended March 31, 2020, an increase of 16% from $211.6 million in fiscal 2019. Consumer Base gross margin increased 4% due to margin improvement initiatives and supply cost activities driving lower costs, partially offset by the decline in the customer base. Consumer administrative costs decreased by 14%, attributable to savings from prior year restructuring actions. Consumer selling commission expenses were up by 19% resulting from increased commission costs to acquire new customers as well as the ramp-up on amortization of previous capitalized customer acquisition costs. Selling non-commission and marketing expenses were down 14% in fiscal 2020 compared to fiscal 2019 due to cost savings from restructuring of the sales function, including the door-to-door channel.

Commercial contributed $33.8 million to Base EBITDA, a decrease of 15% from the year ended March 31, 2019, when the segment contributed $39.6 million. The decrease in gross margin is due to higher costs in certain U.S gas markets. Commercial administrative expense decreased 25% over the prior comparable year, while selling commission expenses increased 16%. The decrease in Commercial administrative expenses is driven by savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives beginning to take effect; while the increase in Commercial selling commission expenses reflects results from increased commission costs to acquire new customers as well as increased amortization of certain upfront incremental customer acquisition costs in accordance with IFRS 15.

Administrative expenses increased by 2% from $165.3 million to $167.9 million in the year ended March 31, 2020 as compared to fiscal 2019. The increase over prior year was primarily attributable to the additional expenses related to the Strategic Review. Excluding the impact of the $13.9 million of Strategic Review costs in fiscal 2020, administrative expenses decreased 7% due to savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives that took effect during the 2020 fiscal year. The Consumer segment’s administrative expenses were $36.4 million for the year ended March 31, 2020, a decrease from $42.6 million recorded in fiscal 2019. The Commercial segment’s administrative expenses were $24.4 million for fiscal 2020, a decrease from fiscal 2019 of 25%. The decrease in Consumer and Commercial administrative expenses over the prior comparable year was attributable to savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives that took effect during the fiscal year, partially offset by unfavourable foreign exchange fluctuations from the U.S. business.

20.

Just Energy’s results for the 2019 fiscal year reported below have been adjusted to remove the effects of discontinued operations.

Selling commission expenses, which consist of commissions paid to independent sales contractors, brokers and sales agents were $142.7 million, an increase of 18% from $121.0 million recorded in the prior comparable period as a result of the increased residential commission costs to acquire new customers in certain channels as well as the ramp-up on amortization of previously capitalized customer acquisition costs. Selling non-commission expenses declined 14% from $90.8 million in fiscal 2019 to $78.1 million in fiscal 2020 as a result of reduced sales-related corporate and marketing costs.

The selling commission expenses for the Consumer segment were $74.2 million for the year ended March 31, 2020, a 19% increase from $62.1 million recorded in fiscal 2019 due to the increased commission costs to acquire new customers in certain channels, as well as the ramp-up of amortization expense of previously capitalized customer acquisition costs. Consumer selling non-commission and marketing expenses decreased 14% from $80.5 million in fiscal 2019 to $69.0 million in fiscal 2020 as the result of cost savings from restructuring of the sales function, including the door-to-door channel.

The selling commission expenses for the Commercial segment increased 16% to $68.5 million in fiscal 2020 from the $58.9 million in fiscal 2019 resulting from increased commission costs to acquire new customers as well as increased amortization of certain upfront incremental customer acquisition costs in accordance with IFRS 15. Selling non-commission and marketing expenses from the Commercial segment decreased 11% from $10.3 million in fiscal 2019 to $9.1 million in fiscal 2020 as the result of cost savings from restructuring efforts.

The acquisition costs per customer for the last 12 months for Consumer and Commercial customers were as follows:

	Fiscal 2020	Fiscal 2019
Consumer	$265/RCE	$218/RCE
Commercial	$55/RCE	$51/RCE

The average acquisition cost for the Consumer segment was $265/RCE for the year ended March 31, 2020, an increase of 22% from the $218/RCE reported in fiscal 2019, primarily related to the increased commission costs to acquire new customers driven by the change in sales channel mix to higher cost acquisition channels, including retail, aimed at acquiring higher quality customers.

The $55/RCE average acquisition cost for Commercial RCEs was 8% higher than the prior comparable period due to increased commission costs. As at March 31, 2019, the average aggregation cost for commercial brokers was $51/RCE.

For more information on the operating segments as per IFRS, reference Note 17 of the Company’s 2020 consolidated financial statements.

21.

PROVISION FOR INCOME TAX
For the years ended March 31
(thousands of dollars)
	Fiscal 2020	Fiscal 2019
Current income tax expense	$7,047	$7,622
Deferred income tax expense	346	4,210
Provision for income tax	$7,393	$11,832

Just Energy recorded a current income tax expense of $7.0 million for the year ended March 31, 2020, compared to $7.6 million in fiscal 2019. Despite high financing fees, Just Energy continues to have current tax expense from profitability in taxable jurisdictions. A recovery on the current year loss is carried forward to future periods.

For the year ended March 31, 2020, a deferred tax expense of $0.3 million was recorded as compared to a deferred tax expense of $4.2 million in the prior year. This decrease is due to the partial recognition of the tax benefit of current year losses carried forward.

Customer count

CUSTOMER SUMMARY

	As at	As at
	March 31, 2020	March 31, 2019	% decrease

Consumer	988,000	1,159,000	(15)%
Commercial	119,000	120,000	(1)%
Total customer count	1,107,000	1,279,000	(13)%

As at March 31, 2020, the total customer count decreased 13% to 1,107,000 compared to the prior year, excluding discontinued operations. The decline in customers is a result of the Company’s focus on renewing and signing higher quality and long-lasting customers as well as the natural attrition of the customer base. The customer count captures customers with a distinct service address.

COMMODITY RCE SUMMARY

	April 1,			Failed to	March 31,
	2019	Additions	Attrition	renew	2020	% decrease
Consumer
Gas	406,000	37,000	(92,000)	(26,000)	325,000	(20)%
Electricity	993,000	209,000	(259,000)	(67,000)	876,000	(12)%
Total Consumer RCEs	1,399,000	246,000	(351,000)	(93,000)	1,201,000	(14)%
Commercial
Gas	436,000	88,000	(72,000)	(23,000)	429,000	(2)%
Electricity	1,803,000	382,000	(190,000)	(229,000)	1,766,000	(2)%
Total Commercial RCEs	2,239,000	470,000	(262,000)	(252,000)	2,195,000	(2)%
Total RCEs	3,638,000	716,000	(613,000)	(345,000)	3,396,000	(7)%

Just Energy’s total RCE base at March 31, 2020 is 3.4 million. Gross RCE additions for the year ended March 31, 2020 were 716,000, compared to 1,011,000 for the prior year, reflecting the transition from a purely RCE driven focus to a greater focus on attracting and retaining strong-fit customers that will drive greater profitability. Net additions were negative 242,000 for fiscal 2020, compared with a negative 28,000 net RCE additions in fiscal 2019.

22.

Consumer RCE additions amounted to 246,000 for the year ended March 31, 2020, a 48% decrease from the corresponding year ended March 31, 2019, primarily driven by a greater emphasis on attracting and retaining strong-fit customers that will drive greater profitability and the natural attrition in response to the pricing actions implemented in fiscal 2020. Consumer failed-to-renew RCEs for the year ended March 31, 2020 decreased 36% to 93,000 RCEs due to improved retention offerings. As at March 31, 2020, the U.S. and Canadian operations accounted for 81% and 19% of the Consumer RCE base, respectively.

Commercial RCE additions were 470,000 for the year ended March 31, 2020, a 13% decrease over the prior comparable period of fiscal 2019 due to competitive pressures on pricing in the U.S. market. Commercial failed-to-renew RCEs for the year ended March 31, 2020 of 252,000 RCEs decreased 13% from the corresponding period in fiscal 2019. As at March 31, 2020, the U.S. and Canadian operations accounted for 73% and 27% of the Commercial RCE base, respectively.

Overall, as at March 31, 2020, the U.S. and Canadian operations accounted for 76% and 24% of the RCE base, respectively, compared to 77% and 23%, respectively, as at March 31, 2019.

COMMODITY RCE ATTRITION

	Fiscal 2020	Fiscal 2019

Consumer	26%	21%
Commercial	9%	7%

The increase in the attrition rates is primarily a result of the drop of customers from the portfolio that were historically able to exploit the Company’s enrolment controls. The increase also reflects a competitive market for renewals with competitors pricing aggressively, and Just Energy’s focus on improving retained customers’ profitability. The Company expects the attrition rates to subside and be in line with historical lower levels during early fiscal 2021.

COMMODITY RCE RENEWALS

	Fiscal 2020	Fiscal 2019

Consumer	77%	69%
Commercial	50%	51%

The Consumer renewal rate increased eight percentage points to 77%, and the Commercial renewal rate decreased by one percentage point to 50% as compared to the prior year. The increase in the Consumer renewal rate was driven by improved retention offerings, offset by attrition while the decline in the Commercial renewal rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

23.

ANNUAL GROSS MARGIN PER RCE

The table below depicts the annual design margins on new and renewed contracts signed during the year, which does not include ancillary revenues. This table reflects the gross margin (sales price less costs of associated supply) earned on new additions and renewals, for standard (non-green) commodities.

	Fiscal	Number of	Fiscal	Number of
	2020	RCEs	2019	RCEs

Consumer customers added or renewed	$386	526,000	$300	880,000
Commercial customers added or renewed[1]	92	682,000	76	742,000

1Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the year ended March 31, 2020, the average gross margin per RCE for the customers added or renewed by the Consumer segment was $386/RCE, an increase of 29% from $300/RCE in the prior year. The increase in gross margin on Consumer customers added and renewed is a result of the improved pricing power.

For the Commercial segment, the average gross margin per RCE for the customers signed during the year ended March 31, 2020 was $92/RCE, an increase of 21% from $76/RCE in the prior year.

Just Energy’s results for the 2019 fiscal year reported below have been adjusted to remove the effects of discontinued operations.

Liquidity and capital resources from continuing operations

SUMMARY OF CASH FLOWS
For the years ended March 31
(thousands of dollars)
	Fiscal 2020	Fiscal 2019
		(Restated)
Operating activities from continuing operations	$41,137	$(44,495)
Investing activities from continuing operations	(20,882)	(47,823)
Financing activities from continuing operations, excluding dividends	21,096	141,301
Effect of foreign currency translation	1,026	3
Increase in cash before dividends	42,377	48,986
Dividends (cash payments)	(26,172)	(87,959)
Increase (decrease) in cash	16,205	(38,973)
Cash and cash equivalents – beginning of period	9,888	48,861
Cash and cash equivalents – end of period	$26,093	$9,888

The Company’s total available liquidity at March 31, 2020 was $87.2 million consisting of $26.1 million of cash on hand and $61.1 million available under the Company’s credit facility. Comparable total availability at March 31, 2019 was $56.9 million consisting of $9.9 million of cash on hand and $47.0 million available under the Company’s credit facility.

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flow from continuing operating activities for the year ended March 31, 2020 was an inflow of $41.1 million, compared to an outflow of $44.5 million in the prior comparable year. Cash flow from operations was higher in the current period due to a reduction in cash disbursements as a result of the overhead cost savings realized from the restructuring actions implemented in fiscal 2019 as well as other fiscal year 2020 operational efficiencies, the improvement in residential customer collections due to the implementation of enrolment controls in the Texas market, the decrease in the funding required by discontinued operations and lower cash taxes, partially offset by higher cash commissions and cash financing costs.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investing activities for the year ended March 31, 2020 included purchases of capital and intangible assets totalling $2.2 million and $14.4 million, respectively, compared with $5.2 million and $38.4 million, respectively, in fiscal 2019. Just Energy’s capital spending related primarily to information technology-related purchases for process improvement initiatives. Additionally, investing activities included a $12.0 million expenditure in fiscal 2020 related to the Filter Group acquisition, compared to $4.2 million in fiscal 2019, partially offset by proceeds on the sale of discontinued operations in fiscal 2020 of $7.7 million.

24.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Financing activities, excluding dividends, relate primarily to the issuance and repayment of long-term financing. During the year ended March 31, 2020, Just Energy withdrew an additional $34.8 million on the credit facility and $17.2 million on the 8.75% loan. This inflow was offset by the repayment of $25.3 million on the partial redemption of the 6.5% convertible bonds and on the Filter Group financing as well as leased asset payments of $5.8 million. This is compared to the 8.75% loan issuance of $253.4 million, credit facility withdrawals of $79.5 million and preferred shares issuance of $10.4 million in fiscal 2019, offset by redemptions on debt of $173.4 million along with debt issuance costs of $18.1 million. Fiscal 2019 also included a payout of $10.0 million for the share swap agreement.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas and for commercial direct-billed customers, Just Energy receives payment directly.

DIVIDENDS AND DISTRIBUTIONS

During the year ended March 31, 2020, Just Energy paid cash dividends to its shareholders and distributions to holders of share-based awards in the amount of $26.2 million, compared to $88.0 million paid in the prior comparable year, a 70% decrease reflecting the dividend suspension on common and preferred shares during fiscal 2020.

Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by the Board of Directors, out of funds legally available for the payments of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until any preferred share dividends in arrears are paid.

Free cash flow[1]
For the years ended March 31
(thousands of dollars)
	Fiscal 2020	Fiscal 2019
		(Restated)
Cash flows from operating activities	$41,137	$(44,495)
Less: Maintenance capital expenditures	(16,541)	(43,542)
Free cash flow	$24,596	$(88,037)

[1] See “Non-IFRS financial measures” on page 6.

For the year ended March 31,2020, free cash flow was $24.6 million compared to negative $88.0 million for the prior fiscal year. The improvement was primarily driven by a reduction in cash disbursements as a result of the overhead cost savings realized from the restructuring actions implemented in fiscal 2019 as well as other fiscal 2020 operational efficiencies, an improvement in residential customer collections due to the implementation of enrolment controls in the Texas market, a decrease in capital expenditures due to a more rigorous investment approval process, a decrease in funding required by discontinued operations and lower cash taxes, partially offset by higher cash commissions and cash financing costs.

25.

Embedded gross margin[1]

Management’s estimate of EGM is as follows:
(millions of dollars)
	Fiscal	Fiscal
	2020	2019	% decrease
Total embedded gross margin	$1,807.8	$2,097.8	(14)%

1 See “Non-IFRS financial measures” on page 6.

Management’s estimate of the EGM for continuing operations within its customer contracts amounted to $1,807.8 million as at March 31, 2020, a decrease of 14% compared to EGM as at March 31, 2019. The decrease is due to the decline in the North American commodity customer base, partially offset by the stronger U.S. dollar.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$685,665	$–	$–	$–	$685,665
Long-term debt	255,129	263,800	308,355	–	827,284
Interest payments	44,067	75,911	12,773	–	132,751
Gas, electricity and non-commodity contracts	1,463,615	1,200,713	322,590	101,606	3,088,524
	$2,448,476	$1,540,424	$643,718	$101,606	$4,734,224

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. As at March 31, 2020, the current liabilities amount to $18.2 million and long-term liabilities amount to $24.5 million.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

The acquisition of Filter Group on October 1, 2018 gave rise to a related party transaction as the CEO of Filter Group is the son of the Executive Chair of Just Energy. In April 2019, $10.6 million of a deferred purchase consideration related to the acquisition of Filter Group was paid. Other than this transaction described, Just Energy did not have any other material transactions with any individuals or companies that are not considered independent during the year ended March 31, 2020.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totaling $72.5 million (March 31, 2019 - $94.0 million) to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

26.

Pursuant to separate arrangements with several bond insurance companies, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2020 were $63.4 million (March 31, 2019 - $70.3 million).

Just Energy common and preferred shares

As at July 8, 2020, there were 151,640,574 common shares and 4,662,165 preferred shares of Just Energy outstanding.

In May 2017, Just Energy announced it entered into an at-the-market issuance (“ATM offering”) sales agreement pursuant to which Just Energy may, at its discretion and from time to time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. As at March 31, 2020, Just Energy has issued a cumulative 4,662,165 preferred shares.

In connection with certain credit agreement amendments announced on December 2, 2019, the agreements governing both facilities have been changed to restrict the declaration and payment of dividends on the Company’s 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Shares”) until the Company’s senior debt to EBITDA ratio is no more than 1.50:1 for two consecutive fiscal quarters. Accordingly, the Company suspended the declaration and payment of dividends on the Series A Preferred Shares until the Company is permitted to declare and pay dividends under the agreements governing its facilities. However, dividends on the Series A Preferred Shares continue to accrue in accordance with the Series A Preferred Share terms during the period in which dividends are suspended. Any dividend payment following the suspended period will be credited against the earliest accumulated but unpaid dividend.

Critical accounting estimates and judgments

The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of goods sold, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

COVID-19 IMPACT

As a result of the continued and uncertain economic and business impact of the coronavirus disease 2019 (COVID-19) pandemic, we have reviewed the estimates, judgments and assumptions used in the preparation of our financial statements, including with respect to: the determination of whether indicators of impairment exist for our assets and cash-generating units (“CGU”) and the underlying assumptions used in the measurement of the recoverable amount of such assets or CGU. We have also assessed the impact of COVID-19 on the estimates and judgments used in connection with our measurement of deferred tax assets and the credit risk of our customers.  Although we determined that no significant revisions to such estimates, judgments or assumptions were required for the year ended March 31, 2020, revisions may be required in future periods to the extent that the negative impacts on our business arising from COVID-19 continue or worsen. Any such revision (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGU, and/or adjustments to the carrying amount of our accounts receivable, or to the valuation of our deferred tax assets, any of which could have a material impact on our results of operations and financial condition. While we believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on our results of operations and financial condition, including the duration and the impact on overall customer demand, cannot be reasonably estimated at this time.

27.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply and as part of the risk management practice. In addition, Just Energy uses derivative financial instruments to manage foreign exchange, interest rate and other risks.

Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment. Certain derivative contracts were purchased to manage Electricity Reliability Council of Texas (“ERCOT”) collateral requirements.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts; however, hedge accounting under IFRS 9 is not applied. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy uses a forward interest rate curve along with a volume weighted average share price to value its share swap. The conversion feature on the 6.5% convertible bonds is valued using an option pricing model.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows, however, hedge accounting under IFRS 9 is not applied.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IFRS 9, Financial Instruments; and IFRS 7, Financial Instruments: Disclosure. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 13 of the consolidated financial statements for the year ended March 31, 2020. Other inputs, including volatility and correlations, are driven off historical settlements.

RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. In addition, the Company may from time to time change the criteria that it uses to determine the creditworthiness of its customers, including RCEs, and such changes could result in decreased creditworthiness of its customers and/or result in increased customer defaults. If a significant number of customers were to default on their payments, including as a result of any changes to the Company’s credit criteria, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets. Reference the “Risk factors – Customer credit risk” section below for further details.

28.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

The measurement of the expected credit loss allowance for accounts receivable requires the use of management judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset's recoverable amount. The recoverable amounts of goodwill and intangible assets with an indefinite useful life are tested annually. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use. Value-in-use is determined by discounting estimated future pre-tax cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The recoverable amount of each of the operating segments has been determined based on a discounted cash flow model.

DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must be made to determine the likelihood that future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $3.6 million and $4.2 million have been recorded on the consolidated statements of financial position as at March 31, 2020 and March 31, 2019, respectively. When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods and other taxable temporary differences.

29.

Deferred income tax liabilities of $2.9 million and $4.1 million have been recorded on the consolidated statements of financial position as at March 31, 2020 and March 31, 2019, respectively. The decrease in the deferred tax liabilities is due to decreases in taxable differences on other assets.

On a net basis, as at March 31, 2020, $0.6 million of deferred tax assets were recognized.

DISCONTINUED OPERATIONS

Management used judgment in concluding on the discontinued operations classification as a major separate geographical area of operations, as part of a single coordinated disposal plan to resell the business in the new fiscal year. There is also a high level of judgment involved in estimating the fair value less cost to sell of the disposal group and the significant carrying amounts of the assets and liabilities related to assets held for sale.

New accounting pronouncements adopted in fiscal 2020

Adoption of IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”), superseded International Accounting Standards (“IAS”) 17, Leases (“IAS 17”), and all related interpretations when it became effective. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information representing those transactions.

The adoption of IFRS 16 resulted in:

•	Explicit definition for a lease where a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration;
•	Measurement direction where the lessee recognizes a right-of-use asset and a lease liability upon lease commencement for leases with a lease term of greater than one year. The right-of-use asset is initially measured at the amount of the lease liability plus any initial direct costs incurred by the lessee. The lease liability is initially measured at the present value of the lease payments payable over the lease term and discounted at the implied lease rate. If the implied lease rate cannot be readily determined, the lessee uses its incremental borrowing rate. Subsequent re-measurement is required under specific circumstances. Previously, the Company classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company;
•	Detailed guidance on determining the lease term when there is an option to extend the lease; and
•	Extensive disclosure requirements, differing from those in the past.

Just Energy adopted IFRS 16, as issued by the IASB in January 2016, on April 1, 2019. In accordance with the transitional provisions in IFRS 16, comparative figures have not been restated. The Company adopted IFRS 16 using the modified retrospective method, applying the practical expedient in paragraph C5(c) under which the aggregate effect of all modifications on the date of initial application is reflected.

The following table summarizes the transition adjustments required to adopt IFRS 16 as at April 1, 2019:

	IAS 17		IFRS 16
	carrying amount		carrying amount
	as at	Transition	as at
(thousands of dollars)	March 31, 2019	adjustment	April 1, 2019

Property and equipment, net	$25,862	$18,525	$44,387
Other current liabilities	–	2,942	2,942
Other non-current liabilities	61,339	15,583	76,922

Adoption of IFRIC Agenda Decision 11, “Physical Settlement of Contracts to Buy or Sell a Non-Financial Item” (“Agenda Decision 11”)

The IFRIC reached a decision on Agenda 11 during its meeting on March 5 to 6, 2019. The decision was in respect to a request about how an entity applies IFRS 9 to particular contracts to buy or sell a non-financial item at a fixed price.

The Company has reviewed the agenda decision and determined that a change is required in its accounting policy related to contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments. These are contracts the Company enters into that are accounted for as derivatives at fair value through profit or loss but physically settled by the underlying non-financial item. The IFRIC concluded that IFRS 9 neither permits nor requires an entity to reverse the accumulated gain or loss previously recognized on the derivative and recognize a corresponding adjustment to cost of goods sold or inventory when the contract is physically settled. The presentation of consolidated statements of loss has been amended to comply with the IFRIC agenda decision.

The Company has implemented these changes retrospectively. Refer to Note 7 of the consolidated financial statements for the year ended March 31, 2020 for further details on the adoption of IFRIC Agenda Decision 11.

30.

Risk factors

Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, as some future risks may be yet unknown and other risks, currently regarded as immaterial, could turn out to be material. If any of the identified risks were to materialize, it could have a material adverse effect on Just Energy’s business, operations, financial condition, operating results, cash flow and liquidity.

MARKET RISK

Market risk is a potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.

Commodity price risk

Just Energy’s cost to serve its retail energy customers is exposed to fluctuations in commodity prices, in particular natural gas and electricity. Although Just Energy enters into commodity derivative instruments with its suppliers to manage the commodity price risks, it is exposed to commodity price risk where estimated customer requirements do not match actual customer requirements or where it is not able to exactly purchase the estimated customer requirements. In such cases, Just Energy may suffer a loss if it is required to sell excess supply in the spot market (compared to its weighted average cost of supply) or to purchase additional supply in the spot market. Such losses could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

A key risk to Just Energy’s business model is a sudden and significant drop in the commodity market price resulting in an increase in customer churn, regulatory pressure and resistance on enforcement of liquidation damages and enactment of provisions to reset the customer price to current market price levels which could have a significant impact on Just Energy’s business.

In addition, the COVID-19 pandemic and the resulting emergency measures enacted by governments in Canada, the United States and around the world have caused material disruption to many businesses resulting in a severe slowdown in Canadian, United States and global economies, leading to increased volatility in financial markets worldwide and demand reduction for commodities. These demand effects coincided with decisions by various global producers, including the Organization of Petroleum Exporting Countries and other oil producing nations (“OPEC+”), to increase global production levels, putting severe downward pressure on prices including, in some instances, negative pricing. As a result, prices of crude oil, natural gas, natural gas liquids and other commodities whose prices are highly correlated to crude oil have decreased substantially.

Commodity volume balancing risk

Depending on several factors, including weather, Just Energy’s customers may use more or less commodity than the volume purchased by Just Energy for delivery to them. Due to shelter-in-place orders, as well as business and government restrictions due to the COVID-19 pandemic, reduced energy consumption by certain customers will also affect the demand for Just Energy’s products. Just Energy bears the financial responsibility, is exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs for balancing customer volume requirements. Although Just Energy manages volume balancing risk through balancing language in some of its retail energy contracts, enters into weather derivative and insurance transactions to mitigate weather and volume balancing risk, and leverages natural gas storage facilities to manage daily delivery requirements, increased costs and/or losses resulting from occurrences of volume imbalance net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Interest rate risk

Just Energy is exposed to interest rate risk associated with its working capital facility, supplier payment terms, perpetual preferred shares and refinancing of its debt instruments. Just Energy may enter into derivative instruments to mitigate interest rate risk; however, large fluctuations in interest rates and increases in interest costs net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Foreign exchange rate risk

Just Energy is exposed to foreign exchange risk on foreign investment outflow and repatriation of foreign currency denominated income against Canadian dollar denominated expenditures, interest and common share dividends (as applicable). In addition, Just Energy is exposed to translation risk on foreign currency denominated earnings and foreign investments. Just Energy enters into foreign exchange derivative instruments to manage the cash flow risk on foreign investments and repatriation of foreign funds. Currently, Just Energy does not enter into derivative instruments to manage foreign exchange translation risk. Large fluctuations in foreign exchange rates may have a significant impact on Just Energy’s financial condition, operating results, earnings and cash flow. In particular, a significant rise in the relative value of the Canadian dollar to the U.S. dollar could materially reduce the Company’s operating results, earnings and cash flow and could have a material and adverse effect on the Company’s financial condition.

LIQUIDITY RISK

Just Energy is at risk of not being able to settle its future debt obligations including the Credit Agreement, subordinated debt, convertible debentures and commercial notes. An increase in liquidity risk may require Just Energy to raise additional funds. Liquidity risk may cause Just Energy to cease operations, close down, sell or otherwise dispose of all or part of the business of Just Energy’s subsidiaries.

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Risk factors related to the CBCA proceedings

Future liquidity and operations of the Company are dependent on the ability of the Company to realign its capital structure, and such actions may have an adverse effect on the Company's business, financial condition and results of operation.

On July 8, 2020, the Company announced a comprehensive Recapitalization plan to strengthen and de-risk the business by improving the Company’s financial flexibility and liquidity. The Recapitalization plan will raise $100 million of committed new equity, reduce overall debt by approximately $275 million, and materially lower annual cash interest payments. As part of the Company’s efforts to realign its capital structure, the Company commenced a court proceeding under the CBCA by obtaining a preliminary interim order (the “CBCA Order”). The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute.

Pursuant to the CBCA Order, applicable parties are stayed from exercising, commencing or proceeding with any rights, remedies or proceedings, including, without limitation, any right to terminate, demand, accelerate, set off, amend, declare in default or take any other action under or in connection with any loan, note, commitment, contract, or other agreement against or in respect of the Company on the terms set out in the CBCA Order. The CBCA Order provides for this stay until August 7, 2020 or such later date as the Court may order. If the Company does not complete the realignment of its capital structure through the CBCA Proceedings, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the Companies’ Creditors Arrangement Act (“CCAA”).

In connection with the Company's efforts to realign its capital structure and as contemplated by the CBCA proceedings, the Company obtained a waiver from the credit facility lenders from its obligation to repay, either on a monthly or quarterly basis as determined in accordance with the terms of the credit agreement, all outstanding advances under the revolving facilities thereunder (other than outstanding letters of credit) until December 1, 2020 or such earlier date that may be determined in accordance with an amendment and consent agreement between the Company and the credit facility lenders. In accordance with the amendment and consent agreement dated as of July 8, 2020, the maturity date of the credit facility has been extended to December 1, 2020 (or such earlier date that may be determined in accordance with the provisions thereof) and the credit facility lenders have agreed to waive defaults that may have been triggered due to the commencement of the CBCA proceedings.

In connection with the CBCA proceedings, the Company has obtained a waiver from the term loan lenders of certain covenants contained in the term loan agreement and a waiver of cash interest payments that would otherwise be due and payable by the Company pursuant to the term loan agreement during the CBCA proceedings (provided that such interest shall be paid in kind and capitalized).

These waivers are contained in agreements that are conditional upon certain actions that must be taken by the Company in connection with the CBCA proceedings. Any attempt by the Company's debtholders (or any other third parties) to lift, amend or violate this stay, or any order by the Court amending or removing this stay, would pose risks to the Company's liquidity and business operations and its efforts to realign its capital structure, and may require that the Company pursue other restructuring strategies.

Future liquidity and operations of the Company are dependent on the ability of the Company to develop, execute, garner sufficient support for, and obtain Court approval of a proposed plan to restructure its debt obligations and to generate sufficient operating cash flows to fund its continued operations. If the Company does not complete the realignment of its capital structure through the CBCA proceedings described above, it may be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the CCAA. The Company may not be able to restructure and reduce its debt obligations and this results in a material uncertainty that may cast substantial doubt upon the Company’s ability to continue as a going concern. If the Company is unable to continue as a going concern, or if proceedings are commenced under the CCAA, shareholders of the Company may lose their entire investment and certain debtholders may lose some, substantially all or all of their investment.

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The completion of the Recapitalization may not occur

The Company will not complete the Recapitalization unless and until all required conditions precedent to the arrangement are satisfied or waived. Even if the Recapitalization is completed, it may not be completed on the schedule or in the manner proposed by the Company. Accordingly, participating stakeholders in the Recapitalization may receive different treatment under the Recapitalization from that currently contemplated. If the Recapitalization is not completed on the timeline anticipated, the Company may incur additional expenses.

In the event that the Company does not complete the Recapitalization, the inability of the Company to secure the additional capital required to service its financial obligations and maintain its asset value will likely have a material adverse effect on the Company.

The Recapitalization may not improve Just Energy's financial condition

There can be no assurance as to the effect of any proposed Recapitalization transaction on the Company's relationships with its suppliers, customers, purchasers, contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of such transaction, or the effect of whether it is completed under the CBCA or pursuant to another procedure. To the extent that any of these events result in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier, customer, purchaser or contractor, or of multiple other suppliers, customers, purchasers or contractors, this could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

In addition, the amended and restated credit agreement and term loan agreement contemplated by the Recapitalization each provide for certain amendments under which the Company is required to perform. There can be no assurance that Just Energy will satisfy the conditions, comply with the covenants or not incur an event of default under the credit agreement and term loan agreement, as so amended, when implemented, which could negatively impact the Company and its financial condition.

Credit agreement and other debt

Just Energy maintains a credit facility of up to $370 million for working capital purposes, which includes a $65 million letter of credit only facility, with various lenders (the “Credit Agreement”). The lenders under the Credit Agreement, together with certain suppliers of Just Energy and its affiliates, are party to the Credit Agreement and related intercreditor and security agreements, which provide for a joint security interest over all of Just Energy’s core assets in North America (excluding Filter Group Inc.). There are various covenants pursuant to the Credit Agreement that govern certain activities of Just Energy and its affiliates. The restrictions in the Credit Agreement may adversely affect Just Energy’s ability to finance its future operations and capital needs and to pursue available business opportunities. Should Just Energy or its subsidiaries default under the terms of the Credit Agreement, the credit facility thereunder may become unavailable and may materially reduce Just Energy’s liquidity. There can be no assurance that Just Energy would be able to obtain alternative financing or that such financing would be on terms favourable to Just Energy. In addition, Just Energy may not be able to extend, renew or refinance the credit facility on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy’s liquidity position, in which case Just Energy could be forced to sell assets or secure additional financing to make up for any shortfall in its payment obligations under unfavourable circumstances, restructure or file for bankruptcy.

On September 12, 2018, Just Energy entered into a US$250 million non-revolving multi-draw senior unsecured term loan facility during the year to fund a tender offer for its U.S. dollar denominated convertible unsecured subordinated bonds, for general corporate purposes, including to pay down the Company’s credit facility, and for future acquisitions. The term loan contains usual and customary covenants for this type of financing, including but not limited to financial covenants and limitations on debt incurrence, distributions, asset sales, and transactions with affiliates. The restrictions in the loan facility may adversely affect Just Energy’s liquidity position and ability to finance its future operations and capital needs and to pursue available business opportunities.

Just Energy has significant levels of other debt, including convertible debentures, which could further limit Just Energy’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes, which could make Just Energy more vulnerable to economic downturns and adverse industry developments or limit flexibility in planning for or reacting to changes in its business. There can be no assurance that Just Energy would be able to refinance or replace such debt on terms favourable to Just Energy, or at all, and any such failure would materially and adversely affect Just Energy's liquidity position, as well as Just Energy’s financial condition, operating results and cash flows.

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Just Energy has favourable credit terms with its energy suppliers that enhance Just Energy’s liquidity and provide a working capital benefit. There can be no assurance that Just Energy’s suppliers will continue to offer favourable payment terms which could have a material and adverse effect on Just Energy’s liquidity position, as well as Just Energy’s financial condition, operating results and cash flows.

Just Energy also has off balance sheet working capital products such as surety bonds. There can be no assurance that Just Energy will be able to renew or extend the off balance sheet products on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy’s liquidity position, as well as Just Energy’s financial condition, operating results and cash flows. In addition, surety bond providers may demand collateral support for the bonds provided. Any demand for collateral could have a material and adverse effect on Just Energy’s liquidity position and cash flows.

Working capital requirements (availability of credit)

In several markets where Just Energy operates, payment is provided to Just Energy by LDCs only when the customer has paid the LDC for the consumed commodity, rather than when the commodity is delivered. Just Energy also manages natural gas storage facilities where Just Energy must inject natural gas in advance of payment. These factors, along with seasonality in energy consumption, create a working capital requirement necessitating the use of Just Energy’s available credit. In addition, Just Energy and its subsidiaries are required to post collateral to LDCs and independent system operators. Any changes in payment terms managed by LDCs, any termination of extended payment terms by commodity suppliers, any increase in cost of carrying natural gas storage inventory, and any increase in collateral posting requirements could result in significant liquidity risk to Just Energy, and in turn could materially and adversely affect Just Energy’s financial condition, operating results and cash flows.

Earnings seasonality and volatility

Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark to market accounting may affect the ability of Just Energy to access capital and increase its liquidity risk.

Cash dividends

The ability to pay dividends on common and preferred shares and the actual amount of dividends on common shares will depend upon numerous factors, including profitability, fluctuations in working capital, debt service requirements (including compliance with Credit Agreement obligations), additional issuance of senior preferred shares or indebtedness and the sustainability of margins. As at August 14, 2019, the Board of Directors of the Company suspended the common share dividend. On December 2, 2019, the Board suspended the dividend on its Series A Preferred Shares.

Share ownership dilution

Just Energy may issue an unlimited number of common shares and up to 50,000,000 preferred shares without the approval of shareholders which would dilute existing shareholders’ interests. As at the date hereof, 151,640,574 common shares and 4,662,165 preferred shares have been issued.

SUPPLY COUNTERPARTY RISK

Counterparty risk is a loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations.

Credit risk

Just Energy enters into long-term derivative contracts with its counterparties. If a derivative counterparty were to default on its contractual obligations, Just Energy would be required to replace its contracted commodities or instruments at prevailing market prices, which may negatively affect related customer margin or cash flows. Just Energy mitigates credit risk by procuring a majority of its derivatives from investment grade rated counterparties, therefore restricting its exposure to unrated counterparties.

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Supply delivery risk

Just Energy’s business model is based on contracting for supply of electricity or natural gas to deliver to its customers. Failure by Just Energy’s supply counterparties to deliver these commodities to Just Energy due to business failure, supply shortage, force majeure including as a result of COVID-19, or any other failure of such counterparties to perform their obligations under the applicable contracts would put Just Energy at risk of not meeting its delivery requirements with LDCs, thereby resulting in penalties, price risk, liquidity and collateral risk and may have a significant impact on the business, financial condition, operating results and cash flows of Just Energy. Just Energy attempts to mitigate supply delivery risk by diversifying its commodity procurement, purchasing from multiple suppliers and purchasing business interruption insurance.

LEGAL AND REGULATORY RISK

Legal and regulatory risk is a potential loss that may be incurred as a result of changes in regulations or legislation affecting Just Energy’s business model, costs or operations, as well as being a risk of potential litigation against Just Energy resulting in impact to Just Energy’s cash flow.

Regulatory environment

In most jurisdictions in which Just Energy operates, Just Energy is required to be licensed by the relevant regulatory authority. Just Energy’s commodity business is dependent on continuing to be licensed in existing markets and receiving approval for additional licenses in new and existing markets. If Just Energy is denied a license, has a license revoked or is not granted renewal of a license, Just Energy’s financial condition and operating results may be negatively impacted. Additionally, the denial or revocation or non-renewal of a license in one jurisdiction may adversely impact Just Energy’s current or future licenses in other jurisdictions and relationships with the various regulatory agencies.

Just Energy is able to operate in deregulated segments of the natural gas and electricity industries under currently effective state, provincial and federal regulations. If the competitive restructuring of the natural gas and electricity utility industries is altered, reversed, discontinued or delayed, Just Energy’s business, financial condition, results of operations and cash flows could be materially adversely affected. The retail energy industry is highly regulated. Regulations may be revised or reinterpreted, or new laws and regulations may be adopted or become applicable to Just Energy or its operations. Such changes may have a detrimental impact on Just Energy’s business, including Just Energy’s ability to use its sales and marketing channels. In certain deregulated electricity markets, proposals have been made by governmental agencies and/or other interested parties to partially or fully re-regulate areas of these markets. Other proposals to re-regulate may be made and legislated or other attention to the electric and gas restructuring process may: (i) delay or reverse the deregulation process; (ii) interfere with the ability to do business; (iii) inhibit growth; (iv) increase commodity, operating or financing costs; or (v) otherwise impact Just Energy’s profitability and financial condition. If competitive restructuring of electricity and natural gas markets is altered, reversed, discontinued or delayed, the business, financial condition, operating results and cash flows could be adversely affected. For example, on December 12, 2019, the New York Public Service Commission passed an order adopting changes to the retail access energy market, restricting mass market customer products and pricing, which will negatively impact current and future margins in New York. Similarly, several other states are taking preliminary actions to more closely monitor and control marketing activities, in particular as those activities relate to retail electricity markets. Negative outcomes in these matters or any future litigation or regulatory actions could result in significant settlements, damages or other penalties and could also increase legal costs, divert management attention from other business matters or harm Just Energy’s reputation with customers, any of which could adversely affect the financial condition, operating results and the viability of Just Energy’s business.

Just Energy may receive complaints from consumers which may involve sanctions from regulatory and legal authorities. The most significant potential sanction is the suspension or revocation of a license which would prevent Just Energy from selling in a particular jurisdiction.

Just Energy is exposed to changes in energy market regulations that may put the onus on Just Energy to adhere to stricter renewable energy compliance standards, procure additional volume of capacity and transmission units and pay regulated tariffs and charges for transmission and distribution of energy, which may change from time to time. In certain cases, Just Energy may not be able to pass through the additional costs from changes in energy market regulations to its customers which may impact Just Energy’s business, financial condition, operating results and cash flows.

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Just Energy’s business model involves entering into derivative financial instruments to manage commodity price and supply risk. Financial reforms in the U.S., Canada and Europe may require Just Energy to comply with certain aspects of reporting, record keeping, position limits and other risk mitigation and price transparency rules that result in increased scrutiny of commodity procurement activities. Costs resulting from Just Energy’s compliance with certain new regulatory requirements as well as increased costs of doing business with Just Energy’s counterparties who may be subject to even greater regulatory requirements could have a material impact on Just Energy’s business.

Just Energy may also be impacted by the limited or significantly curtailed ability of public utility commissions to approve or authorize applications and other requests the Company may make with respect to its regulated businesses as a result of the COVID-19 pandemic.

Litigation

In addition to the litigation referenced herein (see “Legal proceedings” on page 43) and occurring in the ordinary course of business, Just Energy may in the future be subject to additional class actions and other actions arising in relation to its consumer contracts and marketing practices. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s business and may result in costly settlement arrangements. An adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on Just Energy’s business, financial condition or operating results and the ability to favourably resolve other lawsuits.

In certain jurisdictions, independent contractors that contracted with Just Energy to provide door-to-door sales have made claims, either individually or as a class, that they are entitled to employee benefits such as minimum wage or overtime pursuant to legislation, even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees. Just Energy’s position has been confirmed in some instances and overturned by regulatory bodies and courts in others, and some of these decisions are under appeal. Should the regulatory bodies or claimants ultimately be successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty, of which amounts could be substantial and could have a material adverse effect on Just Energy’s business, financial condition, operating results and cash flows.

RETAIL RISK

Retail customer risk is a potential loss that may be incurred as a result of change in customer behaviour and from an increase in competition in the retail energy industry.

Consumer contract attrition and renewal rates

Just Energy may experience an increase in attrition rates and lower acceptance rates on renewal requests due to commodity price volatility, increased competition or change in customer behaviour. There can be no assurance that the historical rates of annual attrition will not increase substantially in the future or that Just Energy will be able to renew its existing energy contracts at the expiry of their terms. Any such increase in attrition or failure to renew could have a material adverse effect on Just Energy’s business, financial condition, operating results, cash flow, liquidity and prospects.

Customer credit risk

Just Energy has customer credit risk in various markets where bills are sent directly to customers for energy consumption from Just Energy, including in Texas and Alberta. In addition, if the Company changes the criteria for assessing the creditworthiness of its customers, any such change could result in increased customer credit risk for Just Energy. If a significant number of direct bill customers were to default on their payments, including as a result of any changes to the Company’s criteria for assessing customer creditworthiness or the impact of COVID-19, it could have a material adverse effect on the financial condition, operating results, cash flow and liquidity of Just Energy.

For other customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. There is no assurance that the LDCs that provide these services will continue to do so in the future or that current rates charged by LDCs will remain at the same level, which would mean that Just Energy may have to accept additional customer credit risk.

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Risk of fraud

The Company is exposed to the risk of fraud, misconduct and other deceptive practices that could be committed by our customers, employees or other third parties engaged by us, including but not limited to fraudulent customer enrolments and invalid brokerage relationships. It is not always possible to deter fraud, misconduct or other deceptive practices and the Company’s systems that are in place to prevent and detect such activity may not be effective in all circumstances. Instances of fraud, misconduct or other deceptive practices could lead to, among other things, increased bad debts and/or payment of improper commissions by the Company, and generally could harm Just Energy’s reputation. Any fraud, misconduct or other deceptive practices that are perpetrated against the Company could have a material adverse effect on the financial condition, operating results, cash flow and liquidity of Just Energy.

Competition

A number of companies and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing Just Energy’s market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas or electricity at prices other than at cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers, including Just Energy, and impact Just Energy’s growth and retention.

Sales channel risk

Just Energy’s residential customers are generally acquired through the use of online advertising, retail stores, telemarketing and door-to-door sales. Commercial customers are primarily solicited through commercial brokers and independent sales agents. Just Energy’s ability to increase revenues in the future will depend significantly on the success of these marketing techniques, as well as its ability to expand into new sales channels to acquire customers. There is no assurance that competitive conditions will allow this sales channel strategy to continue or whether new sales channels will be successful in signing up new customers. In addition, many of Just Energy’s sales channels have been closed or otherwise limited in operations as a result of government initiatives mandated due to COVID-19. Further, if Just Energy’s services are not attractive to, or do not generate sufficient revenue for commercial brokers, retail stores and sales partners, or if Just Energy’s sales channels continue to be adversely impacted by COVID-19, Just Energy may lose these existing relationships, which would have a material adverse effect on the business, revenues, financial condition and operating results of Just Energy.

Retailer and product acceptance risk

Just Energy’s profitability and growth depends upon its customers’ broad acceptance of energy retailers and their products. There is no assurance that customers will widely accept Just Energy or its retail energy and value-added products. The acceptance of Just Energy’s products may be adversely affected by Just Energy’s ability to offer a competitive value proposition, and customer concerns relating to product reliability and general resistance to change. Unfavourable publicity involving customer experiences with other energy retailers could also adversely affect Just Energy’s acceptance. Lastly, market acceptance could be affected by regulatory and legal developments. Failure to achieve deep market penetration may have material adverse effects on Just Energy’s business, financial condition and operating results.

BUSINESS OPERATIONS RISKS

Business operations risk is a potential loss occurring from an unplanned interruption, civil lockdown, pandemic, cyber-attack, manual or system errors, or business earnings risk unique to the retail energy sales industry.

Civil lockdown risks

Just Energy’s sales channels may require face-to-face interaction with customers, sales brokers or agents. These sales channels may be impacted during mandatory civilian lockdown or emergency orders passed by regulatory bodies, including those currently being implemented as a result of COVID-19. In addition, the emergency orders may also result in temporary closures of commercial customers’ sites. This may result in an unplanned interruption in Just Energy’s business operations and may have a material effect on Just Energy’s financial condition, operating results, cash flow and liquidity.

In addition, should the lockdowns as a result of the COVID-19 pandemic be long lasting in nature, the resulting market-wide economic impact may have a significant financial impact on Just Energy and trigger other material risks such as customer credit risks, supplier failures, liquidity risks and market-wide impact on the retail energy industry as well as capital markets.

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Public health crisis risks

Just Energy’s business, operations, financial condition and operating results could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operational and supply chain delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation.

Just Energy may experience business and operational interruptions relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on the business, financial condition, operating results and the market for the securities. The duration of the business disruptions in Canada, the U.S., and internationally cannot be reasonably estimated. It is unknown whether and how Just Energy may be affected if such a pandemic persists for an extended period of time. In particular, any impacted country or region in which the Company operates may not have sufficient public infrastructure to adequately respond to or efficiently and quickly recover from the COVID-19 pandemic, which could have a materially adverse effect on the Company’s business, operations, financial condition and operating results.

The Company has applied for certain government programs under COVID-19 measures, including the Canada Emergency Wage Subsidy, the Utility Payment Deferral Program in Alberta and the COVID-19 Electricity Relief Program in Texas, and if the Company is determined not to be eligible for any such programs, this could have a material and adverse impact on the Company’s business, financial condition, operating results, cash flow or liquidity.

Cyber risk

Just Energy’s business requires retaining important customer information that is considered private, such as name, address, banking and payment information, drivers’ licenses, and Social Security and Social Insurance numbers. Although Just Energy protects this information with restricted access and enters into cyber risk insurance policies, there could be a material adverse impact to the Company’s, reputation and customer relations should such private information be compromised due to a cyber-attack on Just Energy’s information technology systems.

Just Energy’s vendors, suppliers and market operators rely on information technology systems to deliver services to Just Energy. These systems may be prone to cyber-attacks, which could result in market disruption and impact Just Energy’s business, operations, financial condition, operating results and cash flow.

Just Energy is also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance. For example, on January 1, 2020, the California Consumer Privacy Act broadly expanded the rights of California consumers and requires companies that are subject to such legislation to be significantly more transparent about how they collect, use and disclose personal information. Any failure by Just Energy to comply with federal, state, provincial and foreign laws regarding privacy and protection of data could lead to significant fines and penalties imposed by regulators, as well as claims by customers. There can be no assurance that the limitations of liability in Just Energy’s contracts would be enforceable or adequate or would otherwise protect Just Energy from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against Just Energy that exceeds its available insurance coverage could have an adverse effect on the business, operations, financial condition and operating results.

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Information technology systems

Just Energy relies on information technology (“IT”) systems to store critical information, generate financial forecasts, report financial results and make applicable securities law filings. Just Energy also relies on IT systems to make payments to suppliers, pay commissions to brokers and independent contractors, enroll new customers, send monthly bills to customers and collect payments from customers. The partial or total failure of any these systems could have a material adverse effect on Just Energy’s business, operations, financial condition or operating results or cause Just Energy to fail to meet its reporting obligations, which could result in a suspension or delisting of its common shares or other listed securities.

Model risk

The approach to calculation of market value and customer forecasts requires data-intensive modelling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, should underlying assumptions prove incorrect or an embedded modelling error go undetected in the vetting process, this could result in incorrect estimates and thereby have a material adverse impact on Just Energy’s business, operations, financial condition, operating results, cash flow and liquidity.

Accounting estimates risks

Just Energy makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of Just Energy’s assets and liabilities at the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, Just Energy interprets the accounting rules in existence as at the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if Just Energy’s auditors or regulators subsequently interpret Just Energy’s application of accounting rules differently, subsequent adjustments could have a material adverse effect on Just Energy’s operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require Just Energy to restate historical financial statements.

Risks from adoption of new accounting standards or interpretations

Implementation of and compliance with changes in accounting rules and interpretations could adversely affect Just Energy's operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that Just Energy must comply with are complex and regularly changing. While Just Energy believes that its financial statements have been prepared in accordance with IFRS, Just Energy cannot predict the impact of future changes to accounting principles or Just Energy's accounting policies on its financial statements going forward.

Risks from deficiencies in internal control over financial reporting

Just Energy may face risks if there are deficiencies in its internal control over financial reporting and disclosure controls and procedures. The Board of Directors, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of internal control over financial reporting and disclosure controls and procedures and adjusts as necessary. Any deficiencies, if uncorrected, could result in Just Energy’s financial statements being inaccurate and in future adjustments or restatements of Just Energy’s historical financial statements, which could adversely affect the business, financial condition and operating results of Just Energy.

Outsourcing and third party service agreements

Just Energy has outsourcing arrangements to support its call centre’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions. Contract data input is also outsourced as is some corporate business continuity, IT development and disaster recovery functions. Should the outsourced counterparties not deliver their contracted services, Just Energy may experience service and operational gaps that could adversely impact Just Energy’s business, operations, customer retention and aggregation and cash flows.

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In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. This could be time consuming and expensive, which could have a material adverse effect on Just Energy’s business, operations, financial condition and operating results.

Disruption to infrastructure

Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of their distribution infrastructure. Any disruptions in this infrastructure as a result of a hurricane, act of terrorism, work stoppage due to the COVID-19 pandemic, cyber-attack or otherwise could result in counterparties’ default and, thereafter, Just Energy enacting the force majeure clauses of their contracts. Under such severe circumstances there could be no revenue or margin for the affected areas.

Additionally, any disruptions to Just Energy’s operations or sales office may also have a significant impact on Just Energy’s business, financial condition, operating results, cash flow and liquidity.

Although Just Energy has insurance policies that cover business interruption and natural calamities, in certain cases, the insurance coverage may not be sufficient to cover the potential loss in whole or in part. In particular, the extent to which COVID-19 impacts the Company’s business and operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 outbreak; the actions taken to contain or treat the COVID-19; outbreak and the extent of the Company’s insurance coverage for any impact that the pandemic may have on the Company’s business and operations.

OTHER RISKS

Integration of acquisitions

Just Energy may acquire businesses from time to time. The ability to realize the anticipated benefits of such acquisitions will depend in part on Just Energy successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the ability to realize the anticipated growth and potential synergies from such acquisitions into Just Energy’s current operations. There can be no assurance that Just Energy will be successful in integrating any acquired company’s operations, or that the expected benefits will be realized.

Share price volatility risk

Just Energy’s common shares and preferred shares currently trade on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The trading price of the shares has in the past been, and may in the future be, subject to significant fluctuations. These fluctuations may be caused by events related or unrelated to Just Energy’s operating performance and beyond its control. Factors such as actual or anticipated fluctuations in Just Energy’s operating results (including as a result of seasonality and volatility caused by mark to market accounting for commodity contracts), fluctuations in the share prices of other companies operating in business sectors comparable to those in which Just Energy operates, outcomes of litigation or regulatory proceedings or changes in estimates of future operating results by securities analysts, among other things, including due to the impact of COVID-19, may have a significant impact on the market price of the common shares or preferred shares. In addition, the stock market has experienced volatility, which often has been unrelated to the operating performance of the affected companies. The preferred shares may be adversely affected by changes in market interest rates. These market fluctuations may materially and adversely affect the market price of Just Energy’s common shares and preferred shares, which may make it more difficult for shareholders to sell their shares.

On March 23, 2020, the Company received written notification from the NYSE that it was not in compliance with the standard set forth in Rule 802.01C of the NYSE Listed Company Manual that requires listed companies to maintain an average closing share price of at least US$1.00 over a consecutive 30 trading-day period.  The Company has six months following the receipt of the noncompliance notice (which has been extended to December 2, 2020 due to COVID-19) to cure the deficiency and regain compliance. Under the NYSE rules, the Company can regain compliance at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period, its common stock has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. Failure to regain compliance during the cure period or the Company’s failure to maintain other listing requirements could lead to a delisting.

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Management and employee risk

Just Energy's future success will depend on, among other things, its ability to keep the services of its executives and to hire other highly qualified employees at all levels. Just Energy will compete with other potential employers for employees, and may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder Just Energy's business operations and growth. In addition, there is a risk that executives and key employees of Just Energy could contract COVID-19 and be unable to provide services to Just Energy, thereby adversely affecting Just Energy’s business and operations.

Additionally, while the Company has modified or restricted certain business and workforce practices (including employee travel, presence at employee work locations and physical participation in meetings, events and conferences) to protect the health and safety of the Company’s workforce, and to conform to government orders and best practices encouraged by governmental and regulatory authorities, Just Energy depends on its workforce to operate its business and deliver its products and provide services to customers. If a large portion of the Company’s operational workforce were to contract COVID-19, Just Energy would rely upon its business continuity plans in an effort to continue operations, but there is no certainty that such measures would be sufficient to mitigate the adverse impact to the Company’s operations.

Risks related to the preferred shares

Dividends paid on the preferred shares to a U.S. holder (or other non-resident holder) may be subject to Canadian withholding tax

Since Just Energy is incorporated in Canada, dividends on preferred shares paid or credited or deemed to be paid or credited to a non-resident holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the non-resident holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the non-resident holder is resident. For example, where a non-resident holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend. On December 2, 2019, the Board suspended the dividend on the preferred shares.

The preferred shares represent perpetual equity interests in the Company

The preferred shares represent perpetual equity interests in Just Energy and, unlike Just Energy’s indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the preferred shares may be required to bear the financial risks of an investment in the preferred shares for an indefinite period of time. In addition, the preferred shares will rank junior in right of payment to all Just Energy’s existing and future indebtedness (including indebtedness outstanding under the credit facility, the 8.75% loan facility, the 6.5% convertible bonds and the 6.75% $100 million and $160 million convertible debentures) and other liabilities, and any other senior securities the Company may issue in the future with respect to assets available to satisfy claims against Just Energy.

The preferred shares have not been rated

The Company has not sought to obtain a rating for the preferred shares, and the preferred shares may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the preferred shares or that the Company may elect to obtain a rating of the preferred shares in the future. In addition, the Company may elect to issue other securities for which Just Energy may seek to obtain a rating. If any ratings are assigned to the preferred shares in the future or if Just Energy issues other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the preferred shares. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the preferred shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the preferred shares may not reflect all risks related to the Company or the Company’s business, or the structure or market value of the preferred shares.

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The preferred shares are subordinated to Just Energy’s existing and future indebtedness, and a purchaser’s interests could be diluted by the issuance of additional equity interests in the Company, including additional preferred shares, and by other transactions

The preferred shares are subordinated to all of Just Energy’s existing and future indebtedness (including indebtedness outstanding under the credit facility, the 8.75% loan facility, the 6.5% convertible bonds and the 6.75% $100 million and $160 million convertible debentures). Therefore, if Just Energy becomes bankrupt, liquidates the assets, reorganizes or enters into certain other transactions, the Company’s assets will be available to pay its obligations with respect to the preferred shares only after the Company has paid all of its existing and future indebtedness in full. There may be insufficient assets remaining following such payments to make any payments to holders of the preferred shares then outstanding.

In addition, a significant amount of Just Energy’s business is conducted through its subsidiaries. None of Just Energy’s subsidiaries have guaranteed or otherwise become obligated with respect to the preferred shares and, as a result, the preferred shares will be structurally subordinated to all liabilities and other obligations of the Company’s subsidiaries. Accordingly, Just Energy’s right to receive assets from any of its subsidiaries upon its bankruptcy, liquidation or reorganization, and the right of holders of preferred shares to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if the Company were a creditor of any of its subsidiaries, its rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by the Company; also see section “Risk factors related to the CBCA proceedings” above for further details.

Investors should not expect Just Energy to redeem the preferred shares on the date the preferred shares become redeemable by the Company or on any particular day afterwards

The preferred shares have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. The preferred shares may be redeemed by Just Energy at its option at any time on or after March 31, 2022, in whole or in part, out of funds legally available for such redemption, at a redemption price of US$25.00 per preferred share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any decision the Company may make at any time to redeem the preferred shares will depend upon, among other things, Just Energy’s evaluation of its cash and capital position and general market conditions at that time and will be subject to limitations contained in the documents governing its indebtedness; also see section “Risk factors related to the CBCA proceedings” above for further details.

The Change of Control Conversion Right may make it more difficult for a party to acquire Just Energy or discourage a party from acquiring Just Energy

The Change of Control Conversion Right may have the effect of discouraging a third party from making an acquisition proposal to Just Energy or of delaying, deferring or preventing certain change of control transactions under circumstances that otherwise could provide the holders of the common shares and preferred shares with the opportunity to realize a premium over the then-current market price of such equity securities or that unitholders may otherwise believe is in their best interests.

Just Energy is prevented from paying cash dividends on the Series A preferred shares

Holders of preferred shares do not have a right to dividends on such shares unless declared or set aside for payment by the Company’s Board of Directors. No dividends on preferred shares shall be authorized by Just Energy’s Board of Directors or paid, declared or set aside for payment by the Company at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under the Canada Business Corporations Act or any other applicable law, or when the terms and provisions of any limiting documents, including the credit facility, prohibit the authorization, payment, declaration or setting aside for payment thereof or provide that the authorization, payment, declaration or setting aside for payment thereof would constitute a breach of such documents.

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Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. Oral testimony was heard on October 24, 2019. A decision is pending. Just Energy strongly believes it complied with the law which is consistent with the recent findings in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Circular No. 17-0546.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court certified the class of Illinois sales representatives who sold for Just Energy Illinois and Commerce, and on June 16, 2016, the Court granted Just Energy’s motion for reconsideration which revised the class definition to exclude sales representatives who sold for Commerce. A trial commenced on August 5, 2019.  On August 12, 2019, the jury ruled in favour of Just Energy, dismissing all claims of the Illinois class members. The plaintiff filed her appeal to the Court of Appeals for the Seventh Circuit (the “Seventh Circuit”) on September 10, 2019. On February 19, 2020, with the agreement of the parties, the Seventh Circuit dismissed the appeal. The decision to dismiss all of the claims of the Illinois class members is final.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000 such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. A trial date has been set commencing November 15, 2021.

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On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits have been filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits seek damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The U.S. lawsuits and the Ontario lawsuits have been consolidated, each with one lead plaintiff. Just Energy denies the allegations and will vigorously defend these claims.

In March of 2020, the seller representative with respect to the acquisition of Filter Group Inc. (the “Claimant”) delivered a Notice of Dispute under the purchase agreement among the Claimant, Just Energy, a subsidiary of Just Energy (the “Buyer”) and other sellers with respect to the purchase of Filter Group Inc. by the Buyer on September 10, 2018 (the “Purchase Agreement”). In this arbitral proceeding, the Claimant alleges, among other things, that the Buyer breached its responsibilities by failing to conduct the business of Filter Group Inc. in a commercially reasonable manner to reduce or avoid the achievement of the EBITDA targets contained in the Purchase Agreement and failed to honour the obligations to the Claimant that would have been owing had the target EBITDA been achieved in the first period under the Purchase Agreement. The Claimant seeks, among other things, the immediate exchange of the 9,500,000 class A special shares of the Buyer for common shares of Just Energy, being the number of common shares of Just Energy that would be exchanged if the entire earn-out under the Purchase Agreement was achieved. Just Energy denies the allegations and will vigorously defend the proceeding.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the chief executive officer (“CEO”) and chief financial officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the foregoing evaluation, conducted by or under the supervision of the CEO and CFO of the Company’s Internal Control over Financial Reporting (“ICFR”) in connection with the Company’s financial year-end, it was concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Both the CEO and CFO have designed, or caused to be designed under their supervision, the Company’s ICFR which has been affected by the Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Based on that evaluation, the CEO and CFO concluded that because of the material weakness described below, the Company’s ICFR was not effective.

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Identification of material weaknesses in reconciliation and estimation of certain balance sheet accounts

During the quarter ended March 31, 2020, and following our discovery of certain historical errors related to our Cost of sales and trade accounts payable and other captions within our Consolidated Financial Statements for the year-ended March 31, 2019 and other historical periods, as discussed elsewhere in this Management Discussion and Analysis, and in accordance with the internal control reporting requirements, our management completed an assessment of the effectiveness of our ICFR as at March 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). The COSO framework summarizes each of the components of a company’s internal control system, including the: (i) control environment; (ii) control activities (process-level controls); (iii) risk assessment; (iv) information and communication; and (v) monitoring activities. The COSO framework defines a “material weakness” as a deficiency, or combination of deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management’s evaluation of our ICFR identified material weaknesses resulting from several design and operational control deficiencies within the system of internal control that allowed these errors to manifest and the failure to detect them for an extended period of time, as follows:

Control activities and monitoring

The Company did not design or maintain effective control activities and monitoring activities over the following:

The Company did not design an effective control activity regarding our reconciliation and estimation procedures as disclosed within the restatement tables of Note 5 of the consolidated financial statements for the year ended March 31, 2020. Specifically, the Company did not establish, to an appropriate degree of precision, a control to identify material misstatements regarding differences between commodity suppliers’ payables and accruals initial estimates and final costs incurred, including establishing lookback procedures related to such estimates. Further, the Company did not design, to an appropriate degree of precision, a control to fully reconcile certain of the trade accounts payable and other accounts, which also included certain reclassifications to other balance sheet accounts.

The Company did not maintain monitoring of the design of certain aspects of the financial statement close process. Specifically, both the finance and operations teams did not coordinate activities to explain certain balance sheet reconciliations. Additionally, the Company did not design effective controls to prevent or detect misstatements during the operation of the financial statement close process, including finalization of the trial balance to the preparation of financial statements in fiscal 2020 and previous periods.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Due to the aforementioned adjustments, management identified material weaknesses for the year ended March 31, 2020.

Remediation of material weaknesses in ICFR

Management is committed to the planning and implementation of remediation efforts to address the material weakness, as well as to foster improvement in the Company’s internal controls. These remediation efforts are underway and are intended to address the identified material weakness and enhance the overall financial control environment.

While performing year-end close procedures for fiscal 2020, the Company engaged third parties to assist the Company in addressing the identified material weaknesses and made operational and financial reporting control changes throughout the organization.

Management is enhancing its system of internal control methodology to foster a stronger interaction between the Company’s finance and operations teams to produce more precise information for accruals and reconciliation performance by requiring both teams to participate in reconciliation and monitoring activities. The Company has deployed a formal balance sheet reconciliation policy across the organization, trained accountants and other participants to perform reconciliations, and instituted a quality review of certain reconciliations within the Company.

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To further remediate the material weakness identified herein, the management team, including the CEO and CFO, have reaffirmed and re-emphasized the importance of internal control as part of its commitment to competence, control consciousness and to fostering a strong control environment. The Company hired a full-time chief accounting officer and a full-time controller, both with expertise in finance and accounting, and within the retail energy sector. The remediation of these material weaknesses is ongoing, as not enough time has elapsed in order to conclude that the remediation efforts are operating effectively.

No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

Identification and remediation of previously identified material weakness within fiscal 2020

During the quarters ended December 31, 2018, March 31, 2019, and June 30, 2019, management failed to effectively operate the control designed to capture appropriate expected credit loss rates to be reflected in the estimated allowance for doubtful accounts in the Texas residential market and the U.K. market. This material weakness arose due to insufficient analysis of a rapid deterioration of the aging of the Company’s accounts receivable caused by operational enrolment deficiencies in the Texas market, and due to operational and accounts receivable non-collection issues in the U.K. market.

On July 23, 2019, the Company announced operational measures implemented in the Texas residential market to address identified customer enrolment issues arising during prior periods that led to additional overdue accounts being identified during the quarter ended June 30, 2019 that were impaired. Management identified these issues through operating controls related to the expected credit loss calculation.

Management identified an impairment of certain accounts receivable within the Texas residential markets of $58.6 million at June 30, 2019, of which $34.5 million relates to the quarter ended December 31, 2018, $19.2 million relates to the quarter ended March 31, 2019 and $4.9 million relates to the quarter ended June 30, 2019.

During the operation of the same control that identified the Texas enrolment and collections impairment at June 30, 2019, the Company determined the allowance for doubtful accounts related to the U.K. receivables required an adjustment of $74.1 million at June 30, 2019 of which $40.1 million relates to the quarter ended December 31, 2018, $17.4 million relates to the quarter ended March 31, 2019 and $16.6 million relates to the quarter ended June 30, 2019.

During the quarter ended June 30, 2019, the Company made operational and financial reporting control changes throughout the organization and engaged third parties to advise the Company regarding this material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Due to the aforementioned adjustments, management identified a material weakness after issuing the financial statements for the year ended March 31, 2019.

Management enhanced its methodology that quantifies and contemplates the aging profile of receivables, and recent collection history, in a more disaggregated manner than the model utilized in previous periods and trained the finance team in the use of the enhanced model. Management also installed more granular operational controls to more timely monitor emerging bad debt issues. As at March 31, 2020, management has concluded it has completed remediation efforts of this material weakness.

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Changes in internal control over financial reporting

Other than as described above, there were no changes in ICFR during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, ICFR.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at investors.justenergy.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

In fiscal 2020, Just Energy committed to reducing the overhead costs in the business and significantly improving the quality of the customer book.

In fiscal 2020, the Company achieved a total reduction in spend (overhead and capital) of approximately $70 million relative to fiscal 2019. In fiscal 2021, the Company expects to benefit from the full run-rate of these savings and achieve a sustainable spending rate of approximately $100 million less than fiscal 2019. The Company is committed to continuously evaluating all spend and identifying future opportunities to streamline the business.

The recent market exits demonstrate Just Energy’s commitment to focus on its North American operations. The sales of the U.K., Ireland and Japan operations are now complete, as is the sale of the Company’s Georgia assets, and Just Energy continues to actively evaluate the optimal strategy for the remaining non-core operations, particularly value-added products considering the Company’s renewed focus on its commodity business.

Just Energy remains committed to move forward as an independent business at this time and has presented a Recapitalization plan to assist the Company with its longer-term capital requirements. This plan provides Just Energy liquidity to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader. This plan allows for business as usual for employees, customers and suppliers, all enhanced by the relationship with a financially stronger Just Energy as each will not be affected by the Recapitalization plan.

Given the uncertainty associated with COVID-19, and the impact it has had on sales, the Company is providing a wider than normal guidance range of between $130 million and $160 million of Base EBITDA for fiscal 2021. The Company also expects to achieve between $70 million and $100 million of unlevered free cash flow in fiscal 2021 subject to the extent that management decides to reduce extended supplier payables. As the year progresses and the Company has a clearer understanding of the impact of the pandemic, and upon consummating the Recapitalization, the Company will revisit its guidance.

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